
08058620


An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such sta

PRELIMINARY OFFERING CIRCULAR

PERSUANT TO REGULATION A,

AUGUST 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

(Amendment No. 1 to Registration Statement)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENTERTAINMENT ROYALTY CORPORATION INC.

(Exact name of registrant as specified in its charter)

NEVADA	7929	20-1643198
(State of Incorporation)	(Primary Standard Classification Code) Number)	(IRS Employer I.D.

Entertainment Royalty Corporation Inc.
5348 Vegas Dr. Las Vegas, Nevada, 89108
Phone: 905-773-7462
Fax: 905-773-3750

(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

(Name, Address and Telephone Number of Agent for Service)
Copies of communications to

Entertainment Royalty Corporation Inc.
5348 Vegas Dr. Las Vegas, Nevada, 89108
Phone: 905-773-7462
Fax: 905-773-3750

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Stephen F. McKernan: Director
Business Address: 5348 Vegas Dr., Las Vegas, Nevada, 89108
Residence 13284 Bathurst Street, King City Ontario Canada L7B 1K5

Bernard Faibish: Director
Business: 5348 Vegas Dr., Las Vegas, Nevada, 89108
Residence: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6

(b) the issuer's officers;

Chairman, President and Chief Executive Officer: Stephen F. McKernan
Chief Financial Officer: Bernard Faibish

(c) the issuer's general partners;

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

La Fete Inc. Royalty Entertainment Inc.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Stephen F. McKernan (Beneficial Owner of La Fete Inc.)

(f) promoters of the issuer;

Stephen F. McKernan

(g) affiliates of the issuer;

Not applicable

(h) counsel to the issuer with respect to the proposed offering;

Not applicable

(i) each underwriter with respect to the proposed offering;

No such underwriters have been procured at this time

(j) the underwriter's directors;

Not applicable as we do not have an underwriter at this time.

(k) the underwriter's officers;

Not applicable as we do not have an underwriter at this time

(l) the underwriter's general partners; and

Not applicable as we do not have an underwriter at this time.

(m) counsel to the underwriter.

Not applicable as we do not have an underwriter at this time.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No they are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company intends to offer these securities in United States and Canada if there is an interest in the issue. No specific States or Provinces have been identified at the time of the initial filing of this prospectus.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Company intends to offer these securities in United States and Canada if there is an interest in the issue. The Company will offer the securities on a direct basis to those who wish to purchase the securities.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Entertainment Royalty Corporation Inc. (the "Issuer").

(2) the title and amount of securities issued;

Series II Preferred Shares: 49,743
Series III Preferred Shares: 37,354

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Series II Preferred Shares: The Company converted an amount of $397,950 comprising accrued management fees payable to La Fete Inc.
for 49,743 Preferred Shares – Series II at the rate of $8 per Preferred Share – Series II.

Series III Preferred Shares: The Company converted an amount of $298,833 comprising accrued interest payable to Royalty Entertainment Inc.
Preferred Shares – Series III at the rate of $8 per Preferred Share – Series III.

(4) the names and identities of the persons to whom the securities were issued.
Series II Preferred Shares: La Fete Inc.
Series III Preferred Shares: Royalty Entertainment Inc.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Series II and Series III Preferred Shares were issued in exchange for debt owed and issued from the company. Series II Preferred Shares were issued to La Fete Inc. which is beneficially owned by Stephen F. McKernan.

Series III Preferred Shares were issued to Royalty Entertainment Inc. which is 24% beneficially owned by Stephen F. McKernan.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The 1,800,000 Common Shares issued in 2004 to Royalty Entertainment Inc. will be registered in some manner by the Issuer to allow the holders of the Common Shares to sell their shares. The Issuer will take direction from its legal counsel as to the best method to do this.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangements are known.

(2) To stabilize the market for any of the securities to be offered;

No such arrangements are known.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangements are known.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The issuer knows of no such underwriter.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A. The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175. The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

ENTERTAINMENT ROYALTY CORPORATION INC.

312,500 SHARES OF COMMON STOCK

Maximum number of securities offered: 312,500
Minimum number of securities offered: No Minimum

Price per Common Share: $16
Total Proceeds If maximum sold: $5,000,000

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Is a commissioned selling agent selling the securities in this offering?

No.

If yes, what percent is commission of price to public?

10%

Is there other compensation to selling agent(s)?

No.

Is there a finder's fee or similar payment to any person?

No.

Is there an escrow of proceeds until minimum is obtained?

No.

Is this offering limited to members of a special group, such as employees of the Company or individuals?

No.

Is transfer of the securities restricted?

No.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[x] Is in the development stage.

We are registering for sale or distribution a maximum of 312,500 shares of common stock at the initial offering price of $16.00 per share.

This Offering (the "Offering") is being made on a "best efforts basis," and there is no minimum number of Shares that must be sold in the Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions shall be irrevocable. All money received from this offering will be immediately used by us.

This Offering is not contingent upon any minimum number of Shares being sold, and it is on a first-come, first-served basis. If subscriptions exceed 312,500 Shares, all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), and without deduction for commissions or expenses.

Offering: 312,500 Common Shares

This offering has been registered for offer and sale in the following states:

State	*File No.*	*Effective Date*

This Offering shall commence upon effectiveness of this registration statement and will end whenever all of the shares have been sold or 12 months after the date of effectiveness, whichever comes first.

We do not anticipate engaging an underwriter for the sale or distribution of the shares at this time. All sales of the shares will be effected by our officers without special compensation or commission with respect to any such sales or distributions. However, we reserve the right to engage an underwriter at some future date and upon compliance with any disclosure obligations associated herewith. It is anticipated that the maximum cash commission to be paid if an underwriter is engaged, will be 10%.

TABLE OF CONTENTS

PART III — EXHIBITS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 162 pages.

THE COMPANY

Exact corporate name: Entertainment Royalty Corporation Inc.
State and date of incorporation: Nevada, August 30, 2004
Street address of principal office: 5348 Vegas Dr. Las Vegas, NV 89108
Company Telephone Number: (905) 773-7462
Fiscal year: August 31
Person(s) to contact at Company with respect to offering: Stephen F. McKernan President and CEO

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

HIGH RISK INVESTMENT. THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, AND SHOULD BE

OURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESORS SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements.

The Corporation's recent origin: The Corporation was incorporated on August 30, 2004 and is a Development Stage Company.

Profitability. The Company has had Nil revenues and accumulated deficits of $7,764,678 since the inception of the Company. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Best Efforts Offering: This Offering is being made on a "best efforts basis," and there is a zero Share minimum number of shares, which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Need for Additional Capital. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

Offering Price of the Company's Securities: Prior to this Offering, there has been no public market for the securities of the Company. The initial Offering price of the Shares has been determined by management.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public Offering price has been determined arbitrarily, and may not be indicative of the market price of the Common Stock after this Offering.

Dilution: Purchasers of the Shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public Offering price of $16.

No Dividends: No dividends have been paid on the Common Stock of the Company. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion.

Dependence on Key Personnel. The Company's success is substantially dependent upon a limited number of key management, sales, entertainment content development, and personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled personnel in these areas. Competition for qualified personnel in the entertainment industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Stephen F. McKernan, who is the Founder and Chief Executive Officer, and who has provided significant leadership, direction, and services to the Company since its inception. The Company does not hold key-man life insurance or accident insurance policies on, key personnel at this time. Even if it did, there is no assurance that these persons could be replaced by qualified personnel. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

Competition: Other companies with greater resources and operating experience currently license theatrical musicals. There can be no assurance that the Company will be able to compete successfully against current or future competitors, and the failure to do so successfully would have a materially adverse effect upon the Company's business, operating results, and financial condition.

Copyright Infringement Claims: Any copyright infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of important management personnel, and restrict our right to license theatrical musicals. In the event of a successful claim of copyright infringement against the Company, the Company's business, operating results, or financial condition would be materially affected.

General Economic and Market Conditions. Segments of the entertainment, industry have experienced significant economic downturns characterized by decreased product demand, work slowdowns, and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results, and financial condition.

Risks of Investment in the Entertainment Industry: The Entertainment industry is highly speculative and inherently risky. There are certain risks inherent in theatrical entertainment productions. This type of investment may be affected by various factors apart from the quality of the theatrical product itself, including general and local economic conditions, the ability of producers, financiers, and licensees to meet their licensing commitments under a licensing agreement with the Company, and the number, type and quality of programming competing for consumer attention, critical reviews, and public taste. The productions that the Company licenses to theatrical producers and presenters, may face intense competition from other live theater productions. It is impossible to accurately predict how long a theatrical production will run or the ultimate success of any live theater production. There can be no assurance of the economic success of any entertainment content. Therefore, there is a substantial risk that some or all of the Company's entertainment content that it Licenses, will not be commercially successful.

Going Concern: As shown in the financial statements, the Company incurred net losses of $578,363and $586,485 for 2007 and 2006, respectively. At May 31, 2008 the company had an accumulated deficit of $7,764,678. The Company has not as yet earned any revenue and current liabilities exceed current assets by $176,051. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Loss of Entire Investment. The Shares are speculative investments which involve a substantial degree of risk of loss by any investor of any investment in the Company. Due to any unforeseen circumstances, any investment in our common stock may result in a complete loss of an investors invested capital in the Company.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Entertainment Royalty Corporation Inc. (the "Company") owns the licensing rights to two theatrical stage musicals. They are entitled *Medea The Contemporary Musical* and *The Elephant Man* (the "Works"). A licensing right is the right to act as the licensing agent for a theatrical production. Theatrical musicals may not be publicly performed without permission. The rights that are needed to publicly perform a dramatic work that combines the theatrical musical work together with dialogue, staging, costuming, lighting, choreography, etc. are referred to as *grand performing rights.* Grand performing rights are obtained from the creator of the work or from their licensing agent who owns the rights to license the grand performing rights. Entertainment Royalty Corporation Inc. is the worldwide licensing agent for the grand performing rights to *Medea The Contemporary Musical* and *The Elephant Man.* The Company will receive revenue from collecting the licensing fees paid by the licensors. The Company earns a percentage of the gross licensing fees paid. Licensors of theatrical musicals can be professional or amateur theater companies in any country in the world.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Medea The Contemporary Musical and *The Elephant Man* are theatrical musicals that are currently in existence.

The original play *Medea* written by Euripides, is a famous Greek tragedy first produced around the time of 431 BC. *Medea The Contemporary Musical* is a contemporary version of the original story that has the elements of contemporary music, dance, sets, and costumes. This production has been performed by professional and amateur theater groups throughout North America prior to the Company obtaining the rights to act as licensing agent for the production. The book, music and lyrics, are written by Stephen F. McKernan the principal shareholder and officer of the Company.

The Elephant Man is a musical inspired by the life of Joseph Carey Merrick (John Merrick). Mr. Merrick was an individual who was extremely deformed and performed in a freak show many years ago. A Tony Award-winning play was done about Mr. Merrick and is licensed to professional and amateur theater companies currently. The original New York production ran over two years. A movie about his life was also produced and was nominated for six Academy Awards including Best Picture. The movie continues to be licensed to television, DVD and theaters all over the world.

This new musical is an entirely original story not dealing with the life of Joseph Carey Merrick, but rather is set in modern time and deals with an individual inflicted with the medical condition known as proteus syndrome which is the condition that affected Joseph Carey Merrick. Two workshops of the musical have been mounted in London England. A "workshop" of a musical is when, after the initial script, music, and lyrics, are written by the author(s), a producer hires actors, and various creative personal to stage the musical for a live audience. The staging in a workshop is done with sparse lighting, costumes and sets. The purpose of the workshop of a new musical is to find out what content in the show is worth keeping and if the show is worth moving to the next level to try and raise financing for a Broadway or West-end production of the musical. This new musical has music and lyrics written by Jon Barker and the book is written by Stephen F. McKernan the principal shareholder and officer of the Company.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The industry in which the Company is selling to are professional and amateur theater companies that perform theatrical musicals. This would apply for

Broadway, London's West End, tours, regional theaters, amateur theaters, summer stock, high schools, colleges, or universities for the entire world.

Competition for the Company exists as a result of all the other theatrical musicals that are available for licensing from the other licensing companies that act as licensing agents for theatrical musicals. Various companies license the rights to perform theater productions including Tams-Witmark Music Library, Music Theater International, Samuel French Ltd., The Rodgers & Hammerstein Organization, and The Really Useful Group. These companies own the licensing rights to many popular musicals and have been in business for many years. There is no financial information made public as to the size of these companies as they are all privately controlled companies and do not publish their financial statements to the public.

The price paid by licensors of theatrical musicals is standard in the industry. All licensors pay a percentage of their gross ticket sales to the licensing agent. In addition to that the licensing agent can rent or sell the scores and scripts to the licensor for their usė for their production of the musical. The percentage of gross paid by both professional and amateur theater companies can range from six to twenty percent of gross ticket sales. In some cases a flat licensing per performance is done. All licensors sign a licensing contract which outlines the terms of the licensing deal.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

After a major theatrical musical plays in New York on Broadway or in London on the West-end, the musical can be made available for international licensing to major cities throughout the world. Foreign cities like, Sydney, Toronto, Mexico City, and Berlin, have large Broadway style theaters that need content. The owners of these theaters look to Broadway and the West-end for product to stage in their theaters. This group of international producers/theater owners are known in the industry as international "First-Class" licensors. This means they will stage productions that have a first class director, production team, and cast of performers. Many times the original creative team that mounted the musical on Broadway or the West-end, will be the same production team that mounts the production for the international licensor.

A typical first class licensor must pay a non-returnable advance payment plus, a negotiated percentage of the gross ticket sales of between ten and twenty percent of gross, plus a profit participation in the licensors profits, if any, once the licensor has recouped his costs to mount the musical. Musicals mounted as first class productions can gross in the range of between $400,000 and $1,300,000 per week, depending on the size of the theater and tickets sold per week. Royalties are paid off the gross ticket sales per week.

There are approximately thirty two international markets that first class licenses are sold. In addition to the international city markets there are many cities in United States that mount first class stage productions of theatrical musicals. They are mounted under a license from the licensing agent. Cities such as Chicago, and San Francisco are examples of such cities.

The marketing of the musicals we have the rights to license, to the international first class markets will be done by the Company directly and by our lawyer in London England who is an experienced lawyer in the international licensing of musicals. We may ask him to make the calls on our behalf as he has a relationship with the international licensors of large scale musicals. He will negotiate the deals on our behalf and be paid for his services. At the time of this offering he has not been contracted to license any of our musicals.

All other markets for the licensing of the musicals will be done directly by the Company. The Company will hire a sales team whose roll is to contact the potential theater groups directly and inform them that we control the licensing rights to the musicals. They will do so by telephone, direct mail, internet, personal visits, and other such marketing techniques.

The main thrust of the Company marketing and licensing would begin following an announced production of the musicals on Broadway and or the West-end.

Additional licensing opportunities exist in the "subsidiary markets", which include off-Broadway, regional theatres, small "bus and truck" tours, amateur or community theatres, summer stock, high schools, colleges, and universities.

In North America alone there are over 40,000 educational institutions, many of which produce at least one play or musical annually. There are also over 1,000 professional regional theatres that are not first class venues, such as the Goodman Theatre in Chicago, which each produce an annual subscription series typically ranging from three to six productions. There are also thousands of community and other local theatre groups. The process through which subsidiary licenses are obtained and the productions staged is generally the same as for first class productions, except that these productions typically are not produced to the scale of a first class production. Due to the enormity of the subsidiary market, a popular musical can generate substantial licensing royalties for many years.

Each producer in the subsidiary market who wishes to stage a performance of a work must negotiate for and obtain and obtain a license before proceeding. Under the most typical licensing arrangement, each such producer must pay a royalty fee to obtain the right to perform its proposed production. The cost of a subsidiary market license can range from $1,000 to over $150,000. An educational institution will usually be charged a flat fee royalty ranging from $200 - $1000 per performance. The rate selected is based on the seating capacity of the designated venue and the proposed cost of the tickets. Regional theatres are usually charged a fee based on an initial advance to the licensor and a percentage of the gross production revenues.

These markets will begin to be licensed following a major Broadway or West-end production of the musicals the Company owns licensing right to.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of August 15, 2008 $0.00
(a recent date)

As of August 15, 2008 $0.00
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company has not licensed any of its musicals and will only do so following the announcement and or staging of a Broadway and or West-end production of the musicals.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has one full time employee and one part time employee at this time;

- CEO full time.
- CFO part time.

Once financing is in place, we plan over the next 12 months, to employ:

- CEO,
- CFO,
- Operations Manager,
- Sales Representatives (2),
- Accounting Clerk (1)

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company does not own any property. As at the filing date of this Offering the company currently does not lease any office space. It's resident office is based in Las Vegas Nevada at 5348 Vegas Dr., Las Vegas, Nevada, 89108. At the time of this filing the Company is looking for larger office space in Nevada to lease but has not yet entered into a long term lease.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We do not own any upon patents, copyrights, trade secrets, know-how or other proprietary information. We own the rights to license two theatrical musicals as a licensing agent.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Entertainment Royalty Corporation Inc. (a Turks and Caicos BWI corporation, formally known as Superior Holdings Inc.) is a subsidiary of the Company. It is

100% owned by the Company and has the same name as the Company. The Turks and Caicos Company holds the licensing rights for the two musicals and the Nevada corporation wholly owns 100% of the Turks and Caicos corporation. The consolidated financial statements are included in the Financial Statements. The subsidiary is a holding company that holds the rights to the musicals. Superior Holdings Inc. became a 100% wholly owned subsidiary of ERC Nevada.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Entertainment Royalty Corporation Inc. (a Nevada corporation) ("ERC Nevada") acquired Superior Holdings Inc. (a Turks and Caicos BWI corporation) on August 30 2004. Superior Holdings Inc. holds the international licensing rights to the theatrical stage musicals entitled; *Medea The Contemporary Musical* and *The Elephant Man.* Superior Holdings Inc. became a 100% wholly owned subsidiary of ERC Nevada. Superior Holdings Inc. changed its name to Entertainment Royalty Corporation Inc. (a Turks and Caicos BWI corporation).

Melott Productions Inc. a Canadian company wholly owned by the principal of the Company, Stephen F. McKernan, owned all the rights to the musicals *Medea The Contemporary Musical* and *The Elephant Man.* On March 30, 1997 Melott Productions Inc. entered into a "Grand Rights Licensing Agent Agreement" (please see Exhibit VII) with Royalty Entertainment Inc. a Canadian company that the principal of the Company, The principals of the Company own 31.27% of Royalty Entertainment Inc. Stephen F. McKernan (CEO), owns 9.05% of the common stock and Bernard Faibish (CFO), owns 22.22% of the Common Stock The Agreement gives Royalty Entertainment Inc. the right to license grand rights to the musicals internationally and to retain 40% of the licensing proceeds to Royalty Entertainment Inc. The 40% licensing agent fee is calculated by taking the Gross Grand Rights Licensing revenue received net of all taxes of any kind.

On April 1, 2004 Royalty Entertainment Inc., entered into the "Asset Purchase Agreement" (please see Exhibit VIII)with Superior Holdings Inc. . (a Turks and Caicos BWI corporation), a company controlled by Stephen F. McKernan. The rights to act as the international licensing agent for the musicals *Medea The Contemporary Musical* and *The Elephant Man,* were sold by Royalty Entertainment Inc., to

Superior Holdings Inc. The price paid by Superior Holdings Inc. to Royalty Entertainment Inc., was $4,500,000, (four million five hundred thousand dollars). As consideration for the purchase of the assets of Royalty Entertainment Inc., 27,000,000 (twenty seven million common shares of Superior Holdings Inc.,valued at $0.10 per common share for total common share consideration of

$2,700,000 (two million seven hundred thousand dollars), were issued to Royalty Entertainment Inc. In addition to the common shares a promissory note dated May 7, 2004 in the amount of $1,800,000 (One million eight hundred thousand dollars), was issued from Superior Holdings Inc. to Royalty Entertainment Inc. The promissory note has an interest rate of 10% (ten percent) simple interest and not compounded per annum. Entertainment Royalty Corporation Inc. (a Nevada corporation) ("ERC Nevada") acquired Superior Holdings Inc. (a Turks and Caicos BWI corporation) on August 30 2004. Superior Holdings Inc. holds the international licensing rights to the theatrical stage musicals entitled; *Medea The Contemporary Musical* and *The Elephant Man.* Superior Holdings Inc. became a 100% wholly owned subsidiary of ERC Nevada. Superior Holdings Inc. changed its name to Entertainment Royalty Corporation Inc. (a Turks and Caicos BWI corporation). On May 31, 2008 the promissory note was converted to Preferred Shares Series III. The Preferred Shares-Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares-Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative insofar as the accrual of interest.

At incorporation, the Company was authorized to issue 1,000,000,000 shares of common stock with a par value of $0.001. At August 2005, the total shares outstanding were 248,294,915 common shares. On October 4, 2005, the Company declared a 15:1 reverse stock split with a new par value of $0.015 per common share. Total common shares outstanding at May 31 2008 were 16,564,840.

The Company had negotiated a contract with a third party wherein in exchange for capitalizing certain works, the third party received 15,000,000 Preferred Shares – Series I having a value of $15,000. As at December 28, 2007, the third party failed to capitalize those works and, therefore, the Company requested that the share certificate (15,000,000 Preferred Shares – Series I) be returned to the Company forthwith. The share certificate (15,000,000 Preferred Shares – Series I) was cancelled and voided and the contract between the Company and the third party was declared nullified as at December 28, 2007.

Management decided that as at December 28, 2007 that the asset, "Grand Licensing Rights" (the right to act as licensing agent for the musicals *Medea The Contemporary Musical* and *The Elephant Man.,* having a book value of $4,500,000 was impaired. Therefore, management has written down the asset to $1 as a result of the impairment of the asset during the period ended February 28, 2008.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in

order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event

(1) Acquisition of Entertainment content for licensing.

The Company intends to acquire additional content for licensing.

Date: Commencing within one year of the date of this Offering.

Method: Contract signed between the Company and the Owner of the Entertainment content.

Cost: To be determined at the time of the acquisition. The Company intends to issue additional stock from treasury to pay for the acquisition of Entertainment Content. Any cash component to any acquisition would be negotiated and determined at the time of the acquisition. The company has allocated a portion of the proceeds from this Offering for new acquisitions. Below is an example of how much the Company would have to spend on new acquisitions based on the percentage of the Offering sold.

100%	1%	5%	25%	50%
$1,749,000	$6,600	$77,000	$429,000	$869,000

All payments of any kind would be negotiated and determined at the time of the acquisition.

(2) Licensing of *Medea The Contemporary Musical* and *The Elephant Man* to International First Class Licensors.

If a major Broadway and or London West-end production is mounted of *Medea The Contemporary Musical*, or *The Elephant Man* various international city theaters will be contacted by the Company and or our Lawyers and or selling agents in the foreign territory. At the time of this Offering there are no productions of *Medea The Contemporary Musical*, or *The Elephant Man.*

Date: Once a major Broadway and or London West-end production is mounted Licensing of the productions would occur over the following year.

Method: Contract done internally by the Company or our Lawyers and or selling agents in the foreign territory.

Cost: Legal fees of approximately $400 per hour if contracted by our Company Lawyer. The total amount to be paid to our Company Lawyer would be negotiated at the time of the contract.

Approximately 15% of amount of contract paid to an independent third party foreign territory selling agent. The percentage amount paid to an independent third party foreign territory selling agent would be negotiated at the time of the contract.

All costs incurred in the arranging of a licensing contract with a party who licenses any production would be paid by the advance payment made by the licensee at the time the license agreement is signed.

Event

(3) Licensing of *Medea The Contemporary Musical* to North American tours and cities.

If a major Broadway and or London West-end production is mounted of *Medea The Contemporary Musical*, or *The Elephant Man* various tour operators and first class city licensors of theatrical musicals will be contacted by the Company. At the time of this Offering there are no productions of *Medea The Contemporary Musical*, or *The Elephant Man.*

Date: Once a major Broadway and or London West-end production is mounted Licensing of the productions would occur over the following year.

Method: Contract done internally by the Company.

Cost: Legal fees of approximately $400 per hour if contracted by our Company Lawyer. The total amount to be paid to our Company Lawyer would be negotiated at the time of the contract.
Approximately 15% of amount of contract paid to an independent third party foreign territory selling agent. The percentage amount paid to an independent third party foreign territory selling agent would be negotiated at the time of the contract.

All costs incurred in the arranging of a licensing contract with a party who licenses any production would be paid by the advance payment made by the licensee at the time the license agreement is signed.

In order for the Company to operate as a licensing agent the Company requires working capital. If this Offering is not successful and no other form of financing is available to the Company the Company could not continue to operate.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

> Any delay in achieving each of the events listed above would result in a reduction of revenue received by the Company and delay the Company in achieving a profit.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.
As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

> The Total losses for the fiscal year August 31, 2007 were; ($578,363)
> The loss per share was; ($0.04)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share: $16
Net After-Tax Earnings Last Year Per Share (price/earnings multiple) does not apply.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of

copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

As of August 27, 2008 the book value of the Company is $(176,051)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company acquired the Grand Licensing Rights for a price of $4,500,000. The value of those rights was determined to be impaired and therefore was written down to a value of $1. The effect of this write down substantially reduces the book value of the Company and thus the book value per share.

Management has arbitrarily determined the share price to be $16

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(1) the name of such issuer;

Entertainment Royalty Corporation Inc. (the "Issuer").

(2) the title and amount of securities issued;
Series II Preferred Shares: 49,744 Preferred Shares.
Series III Preferred Shares: 37,354

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
Series II Preferred Shares: Consideration issued for debt owed to La Fete Inc. The Company converted an amount of $397,950 comprising accrued management fees payable to an affiliate for 49,743 Preferred Shares – Series II at the rate of $8 per Preferred Share – Series II on May 31, 2008.
1. Series III Preferred Shares: The Company converted an amount of $298,833 comprising accrued interest payable to Royalty Entertainment Inc. for 37,354 Preferred Shares – Series III at the rate of $8 per Preferred Share – Series III on May 31, 2008.

(4) the names and identities of the persons to whom the securities were issued.

Series II Preferred Shares: La Fete Inc.
Series III Preferred Shares: Royalty Entertainment Inc.

Series II and Series III Preferred Shares were issued in exchange for debt owed by the Company. Series II Preferred Shares were issued to La Fete Inc. which is beneficially owned by Stephen F. McKernan.

Series III Preferred Shares were issued to Royalty Entertainment Inc. Stephen F. McKernan owns common shares in Royalty Entertainment Inc.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 1.79%
%
If the minimum is sold: 0.00 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: 279,787,040*
If the minimum is sold: (We have no minimum)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Percentage of Offering Sold	**100%**	**5%**	**25%**	**80%**
Dollar Amount	**$5,000,000**	**$250,000**	**$1,250,000**	**$4,000,000**
Estimated Use Of Proceeds				
Offering Expenses	**$11,000**	**$11,000**	**$11,000**	**$11,000**
Operating Funds 24 Months				
Interest Expense	$729,607	$36,480	$182,402	$583,686
Consulting Fees	$20,000	$1,000	$5,000	$16,000
Bank Charges	$5,000	$250	$1,250	$4,000
Management Fees	$960,000	$48,000	$240,000	$768,000
Professional Fees	$300,000	$15,000	$75,000	$240,000
Offices Rent	$174,000	$8,700	$43,500	$139,200
Telephone	$70,000	$3,500	$17,500	$56,000
Office Supplies	$6,000	$300	$1,500	$4,800
Office Equipment	$20,000	$1,000	$5,000	$16,000
Office Furniture	$10,000	$500	$2,500	$8,000
Travel	$106,000	$5,300	$26,500	$84,800
Health Insurance	$200,000	$10,000	$50,000	$160,000
Staff	$280,000	$14,000	$70,000	$224,000
Rental Materials	$200,000	$10,000	$50,000	$160,000
Miscellaneous	$159,392	$7,970	$39,848	$127,514
Sub Total	**$3,251,000**	**$173,000**	**$821,000**	**$2,603,000**
Acquisition of New Content	**$1,749,000**	**$77,000**	**$429,000**	**$1,397,000**
Total	**$5,000,000**	**$250,000**	**$1,250,000**	**$4,000,000**

If Minimum Sold: **$0.00**

If Maximum Sold: **$5,000,000**

Less: Offering Expenses:

Legal	$ 6,000 estimated
Printing	$5,000 estimated
Total Offering Expenses:	**$11,000 estimated**

Legal fees would be paid to Joseph Emus. Printing costs would be to a printing company who would print copies of the Prospectus.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company conducts transactions with three affiliated companies. Melott Productions Inc. ("Melott"), Royalty Entertainment Inc. ("REI"), and La Fete Inc. The companies are all related through common management.

Under the "Current liabilities" the amounts are for the following.

(1) **$39,768** Loan payable to a private company that made a loan to the Company.

(2) **$10,141**: The Company has a demand note payable Melott Productions Inc. in the amount of $10,141. This note is non interest bearing.

(3) **$106,796** Management fees owed to the CFO to May 31, 2008.

(4) Advance from **REI $21,714:** Royalty Entertainment Inc. advanced this amount to the Company.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company conducts transactions with three affiliated companies. Melott Productions Inc. ("Melott"), Royalty Entertainment Inc. ("REI"), and La Fete Inc. The companies are all related through common management.

(1) **$10,141**: The Company has a demand note payable Melott Productions Inc. in the amount of $10,141. This note is non interest bearing.

(2) **$106,796** Management fees owed to the CFO to May 31, 2008.

(3) Advance from **REI $21,714:** Royalty Entertainment Inc. advanced this amount to the Company.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The amount of proceeds that we will receive from this offering is uncertain. The Company has not as yet earned any revenue and current liabilities exceed current assets by $176,051. These factors raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to obtain additional financing if this Offering is not successful. The source of such additional financing, is unknown at this time.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering would satisfy the Company's cash requirements for the next 12 months if the Company sells a minimum of approximately 33%, ($1,650,000), of the stock offered for sale under this offering. The estimated operating expense of the Company with a full staff to operate the Company following the sale of stock under this offering is approximately $1,625,000 per year. If the Company fails to sell at least 33% of the stock offered for sale under this offering it would be necessary to raise additional funds. The source of such additional funds, is unknown at this time.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

Amount Outstanding As of: As Adjusted May 31, 2008; Capitalization of the Company;

Common Shares 16,564,840 @ 0.015 = $248,473
Preferred Shares; Series II 222,980 @ $8.00 = $1,783,847
Preferred Shares; Series III ; 386,370 @ $8.00 = $3,090,962

Total = $5,123,282

Debt:

Loan payable – private	$39,768
Demand note payable – affiliate	$10,141
Accounts payable – officer	$106,796
Advances from affiliate	$21,714

Stockholders equity (deficit): ($176,050)

Preferred stock — par or stated value (by class of preferred in order of preferences)

Preferred Shares; Series II $8.00
Preferred Shares; Series III $8.00

Common stock — par value; $0.015

Additional paid in capital: $2,460,608
Accumulated deficit: ($7,764,678)
Total stockholders equity (deficit) ($176,050)

Total Capitalization $7,583,890

Number of preferred shares authorized to be outstanding: 609,350

Number of Par Value
Class of Preferred Shares Authorized Per Share

Preferred Shares; Series II $8.00
Preferred Shares; Series III $8.00

Number of common shares authorized: 1,000,000,000 shares. Par or stated value per share, if any: $0.015

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 609,350

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock Voting with one vote per share.

15. These securities have:

Yes	No	
[x]	[ ]	Cumulative voting rights: **Common Shares one vote per share**
[]	[ ]	Other special voting rights;
[]	[x]	Preemptive rights to purchase in new issues of shares
[]	[ ]	Preference as to dividends or interest [ ] [No] Preference upon liquidation
[]	[x]	Other special rights or preferences (specify

Explain:

16. Are the securities convertible?

[ ] Yes [x] No

If so, state conversion price or formula.
Date when conversion becomes effective: No Date
Date when conversion expires: No Date.

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate?

Not Applicable

If interest rate is variable or multiple rates, describe:

Not Applicable

(2) What is the maturity date?

Not Applicable

If serial maturity dates, describe

Not Applicable

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Not Applicable

(4) Is there a trust indenture? [ ] Yes [ ] No

Not Applicable

Name, address and telephone number of Trustee:

Not Applicable

(5) Are the securities callable or subject to redemption? [] Yes [x] No

Describe, including redemption prices:

Not Applicable

(6) Are the securities collateralized by real or personal property? [ ] Yes [x] No

Describe:

Not Applicable

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

NIL

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

NIL

How much indebtedness is junior (subordinated) to the securities?

NIL

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

Last Fiscal Year
Actual Pro Forma
Minimum Maximum

"Earnings" = $0.00
"Fixed Charges" $0.00

If no earnings show "Fixed Charges" only $0.00

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [ ] No

Not Applicable

Are securities callable? [ ] Yes [ ] No

Not Applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not Applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$0.00

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

We have not engaged and do not anticipate engaging any underwriter to assist in the distribution of our shares at this time. However, we reserve the right to engage an underwriter at some future date and upon compliance with any disclosure obligations associated herewith.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

It is anticipated that the maximum commission to be paid if an underwriter is engaged, will be 10% cash.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable at this time.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made.

Stephen F. McKernan who is an officer and director of the Company.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not Applicable

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

Not Applicable

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

No minimum and no escrow.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Not Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Title: Chief Executive Officer:

Name:	Stephen F. McKernan
Age:	54
Office Street Address:	5348 Vegas Dr. Las Vegas, Nevada, 89108
Telephone Number:	(905) 773-7462

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- President and CEO & Director of Entertainment Royalty Corporation Inc. from 2004 until the present.

- President and CEO of Royalty Entertainment Inc. an entertainment content development company from 1996 until the present.
- Bachelor of Arts degree 1976.

Mr. McKernan through his company Le Fete Inc. acquired Superior Holdings Inc. a Turks and Cacios Corporation during May of 2003. The company acquired the International Licensing rights to two theatrical stage musicals entitled; *Medea The Contemporary Musical* and the *The Elephant Man*

Mr. McKernan has been actively involved in the business of developing, writing and producing live theatre since 1986. Mr. McKernan has produced several theatrical productions in Toronto and across the United States, including from 1988 to 1989, productions of "Sleuth" starring Patrick Macnee, Stacy Keach and Maxwell Caulfield.

Mr. McKernan is a music, lyric, and book writer of musicals and also a writer of screenplays for feature films. He has written the music, lyrics, and book to *Medea The Contemporary Musical* as well as the story and the book to the musical of *The Elephant Man*. He has also written the story and screenplay for the film version of this musical under the working title of *Amazing Elephant Man.*

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Full Time.

30. Title: Chief Operating Officer:

Not Applicable at this time. There is no COO employed by the Company at this time.

31. Title: Chief Financial Officer:

Name: Bernard Faibish, CMA
Age: 71
Office Address: 5348 Vegas Dr. Las Vegas, Nevada, 89108

Mr. Faibish is a Certified Management Accountant having obtained his degree from The Society of Management Accountants of Ontario in 1976. He has been in private practice for over 30 years with his breadth of business disciplines in Management Accounting, Corporate Finance, Strategic Management, Corporate and Individual Taxation, Management Consulting, and Mergers and Acquisitions.

His clients consist of private small and medium businesses, high net worth individuals, partnerships both limited and general, sole proprietorship and entrepreneurs. His practice has a high degree of taxation work both Federal and

Provincial. He represents clients both personal and corporate before the Tax Court of Canada and has appeared before the CCRA (Canada Customs and Revenue Agency) on many occasions appealing various rulings set out by CCRA.

Other duties Mr. Faibish has performed over the last five years for his clients include, company purchases and sales, corporate reorganizations and restructuring strategies, management strategy, consulting on capital raising of both debt and equity, management buy-outs and buy-ins, and overall effective corporate and individual financial decision making.

Also a Director of the Company? [x] Yes [ ] No

32. Other Key Personnel:

No others at this time.

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared. The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors

Two

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not Applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

Not Applicable

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

Not Applicable

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [x] Yes [] No. Explain:

Superior Holdings Inc. a corporation incorporated in the British West Indies, (renamed Entertainment Royalty Corporation Inc.) first acquired the licensing rights to the Works. Mr. McKernan owned that company prior to forming Entertainment Royalty Corporation Inc., a corporation incorporated in the State of Entertainment Royalty Corporation Inc. Entertainment Royalty Corporation Inc. Nevada.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Stephen F. McKernan has been a producer in the entertainment business for many years. He produced theatrical productions starting in 1986. Since the mid 90's Mr. McKernan has been involved in the development of entertainment content with an emphasis in the sector of theatrical stage musicals and feature films.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Stephen F. McKernan is the principal of La Fete Inc. who provide management services to the company under a contract. Mr. Faibish is also contracted under a Management Agreement.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No Insurance policies are in place at this time on any company person.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable to the Company, Officers and or Directors;

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Common Shares Issued and Outstanding as of May 31, 2008:

16,564,840

No. of Shares:

La Fete Inc.: 12,621,666 Common Shares

Average No. of Shares After Offering if Class of Shares:

La Fete Inc.: 12,621,666 Common Shares

Price Per Share Now Held:

$0.015

% of Total All Securities Sold: (Common Stock):

76.19%

% of Total: (Common Stock)
76.19

Royalty Entertainment Inc. ("REI") 1,800,000 Common Shares:

(La Fete Inc. owns 9.05% of REI and Bernard Faibish, the CFO owns 22.22% of REI)

Average No. of Shares After Offering if Class of Shares:

1,800,000

Price Per Share Now Held:

$1.50

% of Total All Securities Sold: (Common Stock)

10.86%

% of Total: (Common Stock)

10.86%

Preferred Shares

609,350

*** Preferred Shares; Series II ; La Fete Inc. 222,980**

Average No. of Shares After Offering if Class of Shares: 222,980
Price Per Share Now Held: $8.00
% of Total All Securities Sold: (Preferred Stock) 1.34%
% of Total: (Preferred Stock) 36.59%

* Convertible for common shares of the Company at a rate of 1:1.
* Average price per share as if conversion has occurred; $8.00
* Multiple voting with 200 votes per share.

Preferred Shares Series III ; Royalty Entertainment Inc. 386,370

Average No. of Shares After Offering if Class of Shares: 386,370
Price Per Share Now Held: $8.00
% of Total All Securities Sold: (Preferred Stock) 2.33%
% of Total: (Preferred Stock) 63.40%

* Convertible for common shares of the Company at a rate of 1:1.
* Average price per share as if conversion has occurred; $8.00

38. Number of shares beneficially owned by Officers and Directors as a group: 13,331,706

La Fete Inc. (beneficially owned by Stephen F. McKernan) 12,784,706
Bernard Faibish; Director & CFO 547,000
Total Officers & Directors 13,331,706

Before offering: 13,331,706 Common Shares (80.48% of total outstanding Common Shares)

After offering: a) Assuming 0.00 minimum securities sold: 13,331,706 Common Shares (80.48% of total outstanding Common Shares)

b) Assuming 312,500 maximum securities sold: 16,877,340 Common Shares would be issued and outstanding.
Number of shares beneficially owned by Officers and Directors as a group: 13,331,706 Common Shares (78.99% of total outstanding Common Shares)

Assuming 312,500 maximum securities sold and assuming all convertible Preferred Shares are converted to common shares the total issued and outstanding Common Shares would total 17,486,690. La Fete Inc. at the time of this prospectus owns 222,980 Preferred Shares; Series II. Each share is entitled to 200 votes. Officers and Directors as a group own 13,331,706 or 78.99% of the votes of the common stock plus La Fete Inc. controls an additional 200 votes per Preferred Shares; Series II. If La Fete Inc. converts the Preferred Shares to Common Shares La Fete Inc. is only entitled to one vote per common share.

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

Not Applicable

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Stephen F. McKernan is the President and CEO of Entertainment Royalty Corporation Inc. He is also a director of Entertainment Royalty Corporation Inc. Stephen F. McKernan beneficially owns more than 10% of the common shares issued and outstanding in Entertainment Royalty Corporation Inc. His shares are held by La Fete Inc. which is wholly owned by Stephen F. McKernan. Stephen F. McKernan is also the President & CEO of Royalty Entertainment Inc. and holds more than 9.05% of the Common Stock of Royalty Entertainment Inc. Stephen F. McKernan is President of Melott Productions Inc. which is wholly owned by La Fete Inc. Stephen F. McKernan is also the music, lyric, and book writer of *Medea: The Contemporary Musical*. Stephen F. McKernan also wrote the book to the musical *The Elephant Man.*

Bernard Faibish the CFO and a Director of the Company owns 22.22% of the common shares of Royalty Entertainment Inc.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Cash Other

Other:

Chief Executive Officer	$399,300
Chief Financial Officer	$30,000
Total:	$429,300

Directors as a group (number of persons: 2) $0.00 (both Directors are the CEO & CFO and paid for those services.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

1. No Cash remuneration has been paid to the CEO. As of May 31, 2007 La Fete Inc. which provides management fees to the Company converted all outstanding management fees owed of $1,385,897 to Series II Preferred Shares. The Company converted an additional amount of $397,950 comprising accrued management fees owed to La Fete Inc. for 49,743 Preferred Shares – Series II at the rate of $8 per Preferred Share – Series II on May 31, 2008.

CFO has unpaid fees as of May 31 2008 of $106,796.

(c) If any employment agreements exist or are contemplated, describe:

The CEO has been contracted through La Fete Inc. under a Management Agreement. The Management Agreement calls for a monthly payment amount of $33,275 with a 10% increase per annum.

The CFO has been contracted to be paid $125 per hour as required. Once the Company is sufficiently capitalized, this contract will be changed to reflect an increase due to increased work load for the Company.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

No outstanding stock purchase agreements, stock options, warrants or rights at the present time.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

No outstanding stock purchase agreements, stock options, warrants or rights at the present time.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

There are currently no non-compete or non-circumvent agreements with any of the management of the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to managementand other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company and or its Officers and Directors are not party to any Litigation.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor:

____

______
Address:

____
Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

The Company has not contracted any Tax Advisor at this time.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not Applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The losses are a result of the accrual of Management Fees, Professional fees, Interest expense and Sundry expense. The Company is a development stage company and when the Company begins to license the rights it holds there will be revenue received to meet the financial obligations of the Company.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Once the Company is capitalized following this issue and sale of common stock, it will have the working capital to pursue licensing opportunities.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations?

Not Applicable. All license agreements are negotiated on a case by case basis.

Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not Applicable. All license agreements are negotiated on a case by case basis.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not Applicable

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors. Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them. The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X. Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007 and August 31, 2006

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
Entertainment Royalty Corporation, Inc.

I have prepared the accompanying consolidated balance sheet of Entertainment Royalty Corporation, Inc. (a development stage company) as of August 31, 2007 with comparative figures for August 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period ended August 31, 2007 with comparative figures for August 31, 2006, and the consolidated cumulative period of development state activity (June 1, 2004 through August 31, 2007).

Bernard Faibish & Associates
North York, Ontario, Canada

October 15, 2007

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Balance Sheet
As at August 31, 2007
(With comparative figures for 2006)

ASSETS

		2007		2006
Current assets				
Cash	$	2,032	$	378
Other assets				
Grand licensing rights (Note 1)		4,500,000		4,500,000
Option – "Beyond A Dream LLC" (Note 10)		15,000		-
		4,515,000		4,500,000
		4,517,032		4,500,378

LIABILITIES AND STOCKHOLDERS' EQUITY

		2007		2006
Current liabilities				
Demand note payable – affiliate (Note 2)		9,655		9,205
Accounts payable – affiliate (Note 11)		99,825		1,092,825
Accounts payable – officer		86,266		56,266
Accrued expenses – affiliate (Note 3) (Note 11)		-		176,091
Advances from affiliate (Note 5)		21,600		5,942
Accrued expenses – other		121		-
Accrued interest expense – affiliate (Note 11) (Note 12)		104,451		-
		321,918		1,340,329
Long term debt – affiliate (Note 3) (Note 12)		-		2,262,141
Convertible note payable (Note 3) (Note 10)		10,000		-
		10,000		2,262,141
Stockholders' equity				
Common stock (Note 7)		248,297		248,297
Additional paid in capital (Note 7)		2,370,755		2,370,755
Preferred stock-Series 1 (Note 10)		15,000		-
Preferred stock-Series 11 (Note 11)		1,385,897		-
Preferred stock-Series 111 (Note 12)		2,792,129		-
Accumulated deficit		(2,626,964)		(1,721,144)
		4,185,114		897,908
	$	4,517,032	$	4,500,378

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Operations
For the year ended August 31, 2007
(With comparative figures for 2006)

	2007	2006
Revenue	nil	nil
Expenses		
Administrative expenses		
Management fees – affiliate	399,300	372,075
Management fees – officer	30,000	30,000
Professional fees	12,403	-
Rent	4,909	4,083
Foreign exchange gain	(108,119)	-
Miscellaneous	298	327
Total administrative expenses	338,791	406,485
Loss from operations	(338,791)	(406,485)
Interest expense	239,572	180,000
Loss before income taxes	(578,363)	(586,485)
Provision for income taxes (Note 5)	nil	nil
Net Loss	(578,363)	(586,485)
Basic loss per share	$0.04	$0.04

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through August 31, 2007

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Balance at June 1, 2004	nil	nil	nil	nil	nil
Net loss			($105,451)		($105,451)
Issuance of Common Stock	247,836	2,137,469			2,385,305
Reverse Stock Split					nil
Balance at September 1, 2004	247,836	2,137,469	(105,451)		2,279,854
Net loss			(565,834)		(565,834)
Foreign Currency Translation				(305,070)	(305,070)
Issuance of Common Stock	461	233,286			233,747
Balance at August 31, 2005	248,297	2,370,755	(671,285)	(305,070)	1,642,697
Net loss			(586,485)		(586,485)

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through August 31, 2007
Continued……

Foreign Currency Translation				(158,304)	(158,304)
Balance at August 31, 2006	248,297	2,370,755	(1,257,770)	(463,374)	897,908
Net loss			(578,363)		(578,363)
Issuance of Preferred Stock - Series I	15,000				15,000
Issuance of Preferred Stock - Series II	1,385,897				1,385,897
Issuance of Preferred Stock -Series III	2,792,129				2,792,129
Foreign Currency Translation				(327,457)	(327,457)
Balance at August 31, 2007	**4,441,323**	**2,370,755**	**(1,836,133)**	**(790,831)**	**4,185,114**

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Cash Flow
For the year ended August 31, 2007
(With comparative figures for 2006)

	2007	2006
Cash flows from operating activities		
Net loss	(578,363)	(586,485)
Adjustments to reconcile net loss To net cash flows from operating Activities		
Foreign currency loss (gain)	450	(345)
Accounts payable – affiliate	(993,000)	372,075
Accounts payable – officer	30,000	26,950
Accounts payable – other	-	(5,635)
Accrued expenses – affiliate	(71,640)	148,000
Advances from affiliate	15,658	1,642
Accrued expenses – other	121	-
Net cash flows from Operating activities	(1,596,774)	(43,798)
Cash flows from Financing activities		
Proceeds – demand note	-	9,205
Proceeds – convertible note	10,000	-
Cash flows from Financing activities	10,000	9,205

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the year ended August 31, 2007
(With comparative figures for 2006)
Continued......

Non cash financing activities		
Option – "Beyond A Dream LLC"	(15,000)	-
Issuance of Preferred stock – Series I	15,000	-
Retirement of long term debt	(2,262,141)	-
Issuance of Preferred stock – Series II	2,792,129	-
Issuance of Preferred stock – Series III	1,385,897	-
Comprehensive losses	(327,457)	-
Non cash financing activities	1,588,428	-
Net Increase (decrease) in cash	1,654	(34,593)
Cash – beginning	378	34,971
Cash – ending	2,032	378

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business and Organization:

Entertainment Royalty Corporation, Inc. (the Company) was incorporated on August 30, 2004 in the State of Nevada.
The company's wholly owned subsidiary, Entertainment Royalty Corporation, Inc. was incorporated under the laws of the Turks & Caicos Islands.

The Company owns the grand licensing rights to two theatrical musicals titled, "Medea, the Contemporary Musical" and "The Elephant Man".

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Foreign Currency Translation:

The company translates the assets and liabilities held in Canadian dollars at the year end exchange rate; income statement amounts are converted at the average rate of exchange for the year. Translation gains and losses are included as a separate component of stockholders' equity as accumulated comprehensive income or (losses).

Intangible Assets:

The purchase of the grand licensing rights to the two musicals has been recorded at cost. The rights were purchased for a $1.8 million note payable and $2.7 million in common stock of the Company from Royalty Entertainment Inc. (REI), a company related by common management. These rights will be amortized over the period of time the assets are expected to contribute to the Company's significant future cash flows, which is not expected to exceed 7 years.

Management is of the opinion, based on information obtained from an independent third party valuation of the grand licensing rights, that there is not impairment of value of these rights.

In addition, the Company was granted an "option" from "Beyond A Dream LLC" to acquire all of the future cash flows accruing from a series of films and theatrical musicals on April 19, 2007. The terms of the granting of the "option" are that the Company issued 15,000,000 Preferred shares – Series I for a total consideration of $15,000 which shares are convertible at the rate of 1:1 for common shares of the Company as the LLC capitalizes the various productions.

Management is of the opinion that this particular asset has a nominal value and is not considered to be material.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred net losses of $578,363 and $586,485 for 2007 and 2006, respectively. At August 31, 2007, current liabilities exceed current assets by $319,886. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2. Demand Note – Affiliate

The Company has a demand note payable to a company related by common management in the amount of $9,655 ($10,200 Canadian dollars). This note is non interest bearing.

3. Long Term Debt

The Company was liable on an unsecured note payable in the amount of $1.8 million due to Royalty Entertainment Inc. (REI). The note bore an interest rate of 10% per annum, simple interest.

The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 in lieu of a debt of $2,792,129 inclusive of accrued interest ($565,000) and foreign exchange differences ($427,129) owed by the Company to REI – an affiliated company for the grand licensing rights. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non- participating, non-redeemable and are cumulative insofar as the accrual of interest.

The Company is liable for a convertible note payable of $10,000 in an arm's length transaction. The convertible note payable bears simple interest at the rate of 12% per annum and is due June 30, 2009.

The convertible note payable of $10,000 plus accrued interest is convertible to common shares of the Company at the rate of $8 per common share at any time up to and including the maturity date of the note.

4. Income Taxes:

	2007	2006
Current provision (benefit)		
Federal	nil	nil
State	nil	nil
Deferred provision (benefit)		
Federal	($196,640)	($199,400)
State	nil	nil
Valuation allowance		
Adjustment	196,640	199,400
	Nil	nil

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of unrecognized loss carry forward benefits.

Deferred income taxes on the balance sheets at August 31, 2007 and 2006 are as follows:

	2007	2006
Assets	2007 - $645,640	2006 - $449,000
Liabilities	2007 - nil	2006 - nil
Valuation allowance	2007 - ($645,640)	2006 – ($449,000)

Realization of the deferred tax asset is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. The amount of the deferred tax asset considered to be realizable could be reduced.

At August 31, 2007, the Company has net operating loss carry forwards for the income tax reporting purposes of approximately $1,766,900, These carry forwards may be used to offset future taxable income, and expire in varying amounts in future years.

5. Related Party Transactions:

The Company conducts transactions with three affiliated companies. The companies are all related through common management. Significant related party transactions include:

	2007	2006
Demand note payable – Melott	$ 9,655	$ 9,205
Management fees – La Fete Inc.	99,825	1,092,825
Accrued interest to REI	nil	176,091
Advance from REI	21,600	5,942
Note payable to REI	nil	2,262,141
Accrued interest – Preferred shares (La Fete Inc. and REI)	104,451	nil

6. Prior Period Adjustment:

Stockholders' equity as of August 31, 2004 has been adjusted to correct an error in accounting for the purchase of 100% of the shares of the Company's subsidiary. This error had no effect on income during 2007 and 2006.

7. Common Stock:

At incorporation, the Company was authorized to issue 1,000,000,000 shares of common stock with a par value of $0.001. At August 2005, the total shares outstanding were 248,294,915 common shares. On October 4, 2005, the Company declared a 15:1 reverse stock split with a new par value of $0.015 per common share. Total common shares outstanding at August 31, 2007 were 16,552,994.

Of the common shares outstanding at August 31, 2007, 14,666,667 common shares were exchanged for shares in a subsidiary company and 43,000 common shares were exchanged for services. The majority shareholder, La Fete Inc. owns 13,796,267 of the outstanding common shares of the Company as at August 31, 2007.

Stephen F. McKernan is the beneficial owner of La Fete Inc.

8. Earnings Per Common Share:

Basic net income (loss) per common share is computed on the basis of the weighted-average number of common shares outstanding for the periods. Basic and diluted earnings per common share were determined as follows:

Net income (loss)	2007 – ($578,363)	2006 – ($586,485)
Weighted-average shares	2007 – 16,529,901	2006 – 16,529,901
Basic and diluted earnings Per Common share	2007 – (0.04)	2006 – (0.04)

9. Cash Flow Information:

Net cash flows from operating activities reflect cash payments of interest for the years ended August 31, 2007 and August 31, 2006 amounted to $0 and $32,000, respectively.

10. Options:

The Company was granted an "option" from "Beyond A Dream LLC" to acquire all of the future cash flow accruing from a series of films and theatrical musicals on April 19, 2007. As consideration of the granting of the "option" by "Beyond A Dream LLC", the Company issued 15,000,000 Preferred Shares – Series I for a total consideration of $15,000 to the LLC. The Preferred Shares – Series I are convertible at the rate of 1:1 for common shares of the Company on a pro rata basis as the LLC capitalizes the various productions. The Preferred Shares – Series I are non-voting, non-redeemable, non-participating and are non-interest bearing.

11. Conversion of Debt – Management Fees – La Fete Inc.

The Company issued 173,237 Preferred Shares – Series II on May 31, 2007 in lieu of a debt of $1,385,898 owing by the Company to La Fete Inc. for accrued management fees. The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

12. Conversion of Debt – Loan Payable, REI – Grand Licensing Rights:

The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 to Royalty Entertainment Inc. (REI) in lieu of a debt of $2,792,129 owed by the Company to REI – an affiliated company for the Grand Licensing Rights for certain works and accrued interest. The Preferred Shares – Series III are convertible at the rate of 1:1 for the common shares of the Company. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007 and August 31, 2007

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
Entertainment Royalty Corporation, Inc.

I have prepared the accompanying consolidated balance sheet of Entertainment Royalty Corporation, Inc. (a development stage company) as of November 30, 2007 with comparative figures for August 31, 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period ended November 30, 2007 with comparative figures for August 31, 2007, and the cumulative period of development stage activity (June 1, 2004 through November 30, 2007).

Bernard Faibish

Bernard Faibish & Associates
North York, Ontario, Canada

February 12, 2008

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Balance Sheet
As at November 30, 2007
(With comparative figures for August 31, 2007)

ASSETS

	November 30, 2007	August 31, 2007
Current assets		
Cash	$ 34,065	2,032
Other assets		
Grand licensing rights	4,500,000	4,500,000
Option – "Beyond A Dream LLC"	15,000	15,000
	4,515,000	4,515,000
	4,549,065	4,517,032

LIABILITIES AND STOCKHOLDERS' EQUITY

	November 30, 2007	August 31, 2007
Current liabilities		
Demand note payable – affiliate	10,546	9,655
Accounts payable – affiliate	199,650	99,825
Accounts payable – officer	93,766	86,266
Advances from affiliate	21,810	21,600
Accrued expenses – other	416	121
Accrued interest expense – affiliate	157,654	104,451
	483,842	321,918
Convertible note payable	10,000	10,000
Stockholders' equity		
Common stock (Note 4)	248,454	248,297
Additional paid in capital	2,454,348	2,370,755
Preferred stock – Series I	15,000	15,000
Preferred stock – Series II	1,385,897	1,385,897
Preferred stock – Series III	2,792,129	2,792,129
Accumulated deficit	(2,840,605)	(2,626,964)
	$ 4,549,065	$ 4,517,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Operations
For the Period ended November 30, 2007
(With comparative figures for August 31, 2007)

	November 30 2007	August 31 2007
Revenue	nil	nil
Expenses		
Administrative expenses		
Management fees – affiliate	99,825	399,300
Management fees – officer	7,500	30,000
Professional fees	-	12,403
Rent	-	4,909
Foreign exchange	1,492	-
Miscellaneous	44	298
	108,861	446,910
Loss from operations	(108,861)	(446,910)
Interest expense	104,780	239,572
Loss	(213,641)	(686,482)
Foreign exchange – gain (loss)	986,422	108,119
Income (loss)	772,781	(578,363)
Provision for income taxes	nil	nil
Net income (loss)	772,781	(578,363)
Basic loss per share (Note 5)	$0.02	$0.05

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through November 30, 2007

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Balance at June 1, 2004	nil	nil	nil	nil	nil
Net loss			$(105,451)		$(105,451)
Issuance of Common Stock	247,836	2,137,469			2,385,305
Reverse Stock Split					nil
Balance at September 1, 2004	247,836	2,137,469	(105,451)		2,279,854
Net loss			(565,834)		(565,834)
Foreign Currency Translation				(305,070)	(305,070)
Issuance Of Common Stock	461	233,286			233,747
Balance at August 31, 2005	248,297	2,370,755	(671,285)	(305,070)	1,642,697
Net loss			(586,485)		(586,485)
Foreign Currency Translation				(158,304)	(158,304)
Balance at August 31, 2006	248,297	2,370,755	(1,257,770)	(463,374)	897,908

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the Cumulative period of Development Stage Activity
June 1, 2004 through November 30, 2007
Continued.....

Net loss			(578,363)		(578,363)
Issuance of Preferred Stock - Series I	15,000				15,000
Issuance of Preferred Stock - Series II	1,385,897				1,385,897
Issuance of Preferred Stock - Series III	2,792,129				2,792,129
Foreign Currency Translation				(327,457)	(327,457)
Balance at August 31, 2007	4,441,323	2,370,755	(1,836,133)	(790,831)	4,185,114
Issuance Of Common Stock	157	83,593			83,750
Net Gain (Loss)			772,781		772,781
Foreign Currency Translation				(986,422)	(986,422)
Balance November 30, 2007	**4,441,480**	**2,454,348**	**(1,063,352)**	**(1,777,253)**	**4,055,223**

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period Ended November 30, 2007
(With comparative figures for August 31, 2007)

	November 30, 2007	August 31, 2007
Cash flows from operating activities		
Net income (loss)	772,781	(578,363)
Adjustments to reconcile net income (loss) To net cash flows from operating activities		
Foreign currency loss	1,101	450
Accounts payable – affiliate	99,825	(993,000)
Accounts payable – officer	7,500	30,000
Accrued expenses – affiliate	53,203	(71,640)
Advances from affiliate	-	15,658
Accrued expenses – other	295	121
	161,924	(1,018,411)
Net cash flows from Operating activities	934,705	(1,596,774)
Cash flows from financing activities		
Proceeds – issuance of common stock	83,750	-
Proceeds – convertible note	-	10,000
Cash flows from financing activities	83,750	10,000

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period ended November 30, 2007
(With comparative figures for August 31, 2007)
Continued.....

Non cash financing activities

Option – "Beyond A Dream LLC"	-	(15,000)
Issuance of Preferred stock – Series I	-	15,000
Retirement of long term debt	-	(2,262,141)
Issuance of Preferred stock – Series III	-	2,792,129
Issuance of Preferred stock – Series II	-	1,385,897
Comprehensive losses	(986,422)	(327,457)
Non cash financing activities	(986,422)	1,588,428
Net Increase in cash	32,033	1,654
Cash – beginning	2,032	378
Cash – ending	34,065	2,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2007

1. The accompanying condensed consolidated financial statements of Entertainment Royalty Corporation, Inc. (the Company) include the accounts of the Company and its 100% owned subsidiary. These condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (SEC) interim reporting, and do not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements and the notes therein are unaudited, but in the opinion of management, include all the adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's position, results of operations, and cash flows for the periods presented. Accounting policies used during the fiscal periods ended November 30, 2007 and August 31, 2007 are consistent with those policies used in the prior year. Interim operating results are no necessarily indicative of operating results for any future period or the full year.
2. Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period ended November 30, 2007 which is 16,540,370 shares.
3. These condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, however, the Company has not as yet earned any revenue and current liabilities exceed current assets by $449,777. These factors raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to obtain additional financing and to pursue inaugural productions of musicals and films within the next 12 months.
4. The Company issued 10,469 common stock to various investors during the period ended November 30, 2007 for total consideration of $83,750.
5. The basic loss per share of the Company for the year ended August 31, 2007 has been restated to coincide with the current period calculation of the basic loss per share.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008 and August 31, 2007

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
Entertainment Royalty Corporation, Inc.

I have prepared the accompanying consolidated balance sheet of Entertainment Royalty Corporation, Inc. (a development stage company) as of February 29, 2008 with comparative figures for August 31, 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period ended February 29, 2008 with comparative figures for August 31, 2007, and the consolidated cumulative period of development state activity (June 1, 2004 through February 29, 2008).

Bernard Faibish & Associates
North York, Ontario, Canada
July 22, 2008

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Balance Sheet
As at February 29, 2008
(With comparative figures for August 31, 2007)
ASSETS

	May 29, 2008	August 31, 2007
Current assets		
Cash	531	2,032
Other assets		
Grand licensing rights (Note 5)	1	4,500,000
Option – "Beyond A Dream LLC" (Note 4)	-	15,000
	532	4,517,032

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Demand note payable – affiliate	9,994	9,655
Accounts payable – affiliate	233,104	99,825
Accounts payable – officer	99,296	86,266
Advances from affiliate	21,679	21,600
Accrued expenses – other	715	121
Accrued interest expense – affiliate	298,125	104,451
	662,913	321,918
Convertible note payable	10,000	10,000
Stockholders' equity		
Common stock	248,454	248,297
Additional paid in capital	2,454,348	2,370,755
Preferred stock – Series I	-	15,000
Preferred stock – Series II	1,385,897	1,385,897
Preferred stock – Series III	2,792,129	2,792,129
Accumulated deficit	(7,553,209)	(2,626,964)
	532	4,517,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Operations
For the Period Ended February 29, 2008
(With comparative figures for August 31, 2007)

	May 31, 2008	August 31, 2007
Revenue	nil	nil
Expenses		
Administrative expenses		
Management fees – affiliate	199,650	399,300
Management fees – officer	15,000	30,000
Professional fees	-	12,403
Rent	980	4,909
Foreign exchange	957	-
Miscellaneous	129	298
	216,716	446,910
Loss from operations	(216,716)	(446,910)
Interest expense	209,530	239,572
Loss	(426,246)	(686,482)
Foreign exchange – gain (loss)	933,440	108,119
Write down – impaired asset	4,499,999	-
Income (loss)	(3,992,805)	(578,363)
Provision for income taxes	-	-
Net income (loss)	(3,992,805)	(578,363)
Basic loss per share	$0.24	$0.05

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through February 29, 2008

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Balance at June 1, 2004	nil	nil	nil	nil	nil
Net loss			(105,451)		(105,451)
Issuance of Common Stock	247,836	2,137,469			2,385,305
Reverse Stock Split					nil
Balance at September 1, 2004	247,836	2,137,469	(105,451)		2,279,854
Net loss			(565,834)		(565,834)
Foreign Currency Translation				(305,070)	(305,070)
Issuance of Common Stock	461	233,286			233,747
Balance at August 31, 2005	248,297	2,370,755	(671,285)	(305,070)	1,642,697

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through February 29, 2008
Continued.....

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Net loss			(586,485)		(586,485)
Foreign Currency Translation				(158,304)	(158,304)
Balance at August 31, 2006	248,297	2,370,755	(1,257,770)	(463,374)	897,908
Net loss			(578,363)		(578,363)
Issuance of Preferred Stock - Series I	15,000				15,000
Issuance of Preferred Stock - Series II	1,385,897				1,385,897
Issuance of Preferred Stock - Series III	2,792,129				2,792,129
Foreign Currency Translation				(327,457)	(327,457)
Balance at August 31, 2007	4,441,323	2,370,755	(1,836,133)	(790,831)	4,185,114

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through February 29, 2008

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Issuance of Common Stock	157	83,593			83,750
Net income			772,781		772,781
Foreign Currency Translation				(986,422)	(986,422)
Balance November 30, 2007	4,441,480	2,454,348	(1,063,352)	(1,777,253)	4,055,223
Cancellation Of Preferred Stock - Series I	(15,000)				(15,000)
Net loss			(3,992,805)		(3,992,805)
Foreign Currency Translation				52,981	52,981
Balance February 29, 2008	**4,426,480**	**2,454,348**	**(5,056,157)**	**(1,724,272)**	**100,399**

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period Ended February 29, 2008
(With Comparative Figures for August 31, 2007)

	February 29, 2008	August 31, 2007
Cash flow from operating activities		
Net income (loss)	(3,992,805)	(578,363)
Adjustments to reconcile net income (loss) To net cash flows from operating activities		
Foreign currency loss (gain)	(544)	450
Accounts payable – affiliate	199,650	(993,000)
Accounts payable – officer	15,000	30,000
Accrued expenses – affiliate	209,530	(71,640)
Advances from affiliate	-	15,658
Accrued expenses – other	1,109	121
	424,745	(1,018,411)
Net cash flows from Operating activities	(3,568,060)	(1,596,774)
Cash flows from financing activities		
Proceeds – convertible note	-	10,000
	Nil	10,000

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period ended February 29, 2008
(With comparative figures for August 31, 2007)

Continued.....

Non cash financing activities		
Write down – impaired asset	4,499,999	-
Option – "Beyond A Dream LLC"	15,000	(15,000)
Issuance of Preferred Stock – Series I	(15,000)	15,000
Retirement of long term debt	-	(2,262,141)
Issuance of Preferred Stock – Series III	-	2,792,129
Issuance of Preferred Stock – Series II	-	1,385,897
Comprehensive losses	(933,440)	(327,457)
Non cash financing activities	3,566,559	1,588,428
Net increase (decrease) in cash	(1,501)	1,654
Cash – beginning	2,032	378
Cash – ending	531	2,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Notes to the Financial Statements
February 29, 2008

1. The accompanying condensed consolidated financial statements of Entertainment Royalty Corporation, Inc. (the Company) include the accounts of the Company and its 100% owned subsidiary. These condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (SEC) interim reporting, and do not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements and the notes therein are unaudited, but in the opinion of management, include all the adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's position, results of operations, and cash flows for the periods presented. Accounting policies used during the fiscal periods ended February 29, 2008 and August 31, 2007 are consistent with those policies used in the prior years. Interim operating results are not necessarily indicative of operating results for any future period or the full year.
2. Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period ended February 29, 2008 which is 16,540,370 shares.
3. These condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, however, the Company has not as yet earned any revenue and current liabilities exceed current assets by $662,382. These factors raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to obtain additional financing and to pursue inaugural productions of musicals and films within the next twelve months.
4. The Company had negotiated a contract with a third party wherein in exchange for capitalizing certain works, the third party received 15,000,000 Preferred Shares – Series I having a value of $15,000. As at December 28, 2007, the third party failed to capitalize those works and, therefore, the Company requested that the share certificate (15,000,000 Preferred Shares – Series I) be returned to the Company forthwith. The share certificate (15,000,000 Preferred Shares – Series I) was cancelled and voided and the contract between the Company and the third party was declared nullified as at December 28, 2007.

Continued.....

5. Management decided that as at December 28, 2007 that the asset, "Grand Licensing Rights" having a book value of $4,500,000 was impaired. Therefore, management has written down the asset to $1 as a result of the impairment of the asset during the period ended February 28, 2008.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008 and August 31, 2007

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
Entertainment Royalty Corporation, Inc.

I have prepared the accompanying consolidated balance sheet of Entertainment Royalty Corporation, Inc. (a development stage company) as of May 31, 2008 with comparative figures for August 31, 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period ended May 31, 2008 with comparative figures for August 31, 2007, and the consolidated cumulative period of development stage activity (June 1, 2004 through May 31, 2008).

Bernard Faibish & Associates
North York, Ontario, Canada
August 8, 2008

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Balance Sheet
As at May 31, 2008
(With comparative figures for August 31, 2007)

ASSETS

	May 29, 2008	August 31, 2007
Current assets		
Cash	2,368	2,032
Other assets		
Grand licensing rights (Note 5)	1	4,500,000
Option – "Beyond A Dream LLC" (Note 4)	-	15,000
	2,369	4,517,032

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Loan payable – private (Note 6)	39,768	-
Demand note payable – affiliate	10,141	9,655
Accounts payable – affiliate	-	99,825
Accounts payable – officer	106,796	86,266
Advances from affiliate	21,714	21,600
Accrued expenses – other	-	121
Accrued interest expense – affiliate	-	104,451
	178,419	321,918
Convertible note payable (Note 7)	-	10,000
Stockholders' equity		
Common stock (Note 7)	248,473	248,297
Additional paid in capital	2,460,608	2,370,755
Preferred stock – Series I	-	15,000
Preferred stock – Series II (Note 8)	1,783,847	1,385,897
Preferred stock – Series III (Note 9)	3,090,962	2,792,129
Accumulated deficit	(7,764,678)	(2,626,964)
	2369	4,517,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Operations
For the Period Ended May 31, 2008
(With comparative figures for August 31, 2007)

	May 31, 2008	August 31, 2007
Revenue	nil	nil
Expenses		
Administrative expenses		
Management fees – affiliate	299,475	399,300
Management fees – officer	22,500	30,000
Professional fees	-	12,403
Rent	994	4,909
Foreign exchange	270	-
Miscellaneous	193	298
	323,432	446,910
Loss from operations	(323,432)	(446,910)
Interest expense	314,282	239,572
Loss	(637,714)	(686,482)
Foreign exchange – gain (loss)	1,150,806	108,119
Write down – impaired asset	4,499,999	-
Income (loss)	(3,986,907)	(578,363)
Provision for income taxes	-	-
Net income (loss)	(3,986,907)	(578,363)
Basic loss per share (Note 6)	$0.24	$0.05

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through May 31, 2008

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Balance at June 1, 2004	nil	nil	nil	nil	nil
Net loss			(105,451)		(105,451)
Issuance of Common Stock	247,836	2,137,469			2,385,305
Reverse Stock Split					nil
Balance at September 1, 2004	247,836	2,137,469	(105,451)		2,279,854
Net loss			(565,834)		(565,834)
Foreign Currency Translation				(305,070)	(305,070)
Issuance of Common Stock	461	233,286			233,747
Balance at August 31, 2005	248,297	2,370,755	(671,285)	(305,070)	1,642,697

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through May 31, 2008
Continued.....

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Net loss			(586,485)		(586,485)
Foreign Currency Translation				(158,304)	(158,304)
Balance at August 31, 2006	248,297	2,370,755	(1,257,770)	(463,374)	897,908
Net loss			(578,363)		(578,363)
Issuance of Preferred Stock - Series I	15,000				15,000
Issuance of Preferred Stock - Series II	1,385,897				1,385,897
Issuance of Preferred Stock - Series III	2,792,129				2,792,129
Foreign Currency Translation				(327,457)	(327,457)
Balance at August 31, 2007	4,441,323	2,370,755	(1,836,133)	(790,831)	4,185,114

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through May 31, 2008

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Issuance of Common Stock	157	83,593			83,750
Net income			772,781		772,781
Foreign Currency Translation				(986,422)	(986,422)
Balance November 30, 2007	4,441,480	2,454,348	(1,063,352)	(1,777,253)	4,055,223
Cancellation Of Preferred Stock - Series I	(15,000)				(15,000)
Net loss			(3,992,805)		(3,992,805)
Foreign Currency Translation				52,981	52,981
Balance February 29, 2008	4,426,480	2,454,348	(5,056,157)	(1,724,272)	100,399
Issuance of Common Stock	21	10,996			11,017

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through May 31, 2008

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Issuance of Preferred Stock Series II	397,950				397,950
Issuance of Preferred Stock Series III	298,833				298,833
Net Loss			(766,884)		(766,884)
Foreign Currency Translation				(217,365)	(217,365)
Balance May 31, 2008	***5,123,284***	***2,460,608***	***(5,823,041)***	***(1,941,637)***	***(176,050)***

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period Ended May 31, 2008
(With Comparative Figures for August 31, 2007)

	May 31, 2009	August 31, 2007
Cash flow from operating activities		
Net income (loss)	(3,986,908)	(578,363)
Adjustments to reconcile net income (loss) To net cash flows from operating activities		
Foreign currency loss (gain)	1,091	450
Accounts payable – affiliate	299,475	(993,000)
Accounts payable – officer	22,500	30,000
Accrued expenses – affiliate	314,282	(71,640)
Advances from affiliate	-	15,658
Accrued expenses – other	1,187	121
	638,535	(1,018,411)
Net cash flows from Operating activities	(3,348,373)	(1,596,774)
Cash flows from financing activities		
Proceeds – convertible note	-	10,000
	Nil	10,000

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the Period ended May 31, 2008
(With comparative figures for August 31, 2007)

Continued…..

Non cash financing activities

Retirement of convertible note	(10,000)	-
Issuance of common stock	11,017	-
Write down – impaired asset	4,499,999	-
Option – "Beyond A Dream LLC"	15,000	(15,000)
Issuance of Preferred Stock – Series I	(15,000)	15,000
Retirement of long term debt	(696,783)	(2,262,141)
Issuance of Preferred Stock – Series III	298,833	2,792,129
Issuance of Preferred Stock – Series II	397,950	1,385,897
Comprehensive losses	(1,150,806)	(327,457)
Non cash financing activities	3,350,210	1,588,428
Net increase (decrease) in cash	1,837	1,654
Cash – beginning	531	378
Cash – ending	2,368	2,032

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Notes to the Financial Statements
May 31, 2008

1. The accompanying condensed consolidated financial statements of Entertainment Royalty Corporation, Inc. (the Company) include the accounts of the Company and its 100% owned subsidiary. These condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (SEC) interim reporting, and do not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements and the notes therein are unaudited, but in the opinion of management, include all the adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's position, results of operations, and cash flows for the periods presented. Accounting policies used during the fiscal periods ended May 31, 2008 and August 31, 2007 are consistent with those policies used in the prior years. Interim operating results are not necessarily indicative of operating results for any future period or the full year.
2. Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period ended May 31, 2008 which is 16,564,840 shares.
3. These condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, however, the Company has not as yet earned any revenue and current liabilities exceed current assets by $176,051. These factors raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to obtain additional financing and to pursue inaugural productions of musicals and films within the next twelve months.
4. The Company had negotiated a contract with a third party wherein in exchange for capitalizing certain works, the third party received 15,000,000 Preferred Shares – Series I having a value of $15,000. As at December 28, 2007, the third party failed to capitalize those works and, therefore, the Company requested that the share certificate (15,000,000 Preferred Shares – Series I) be returned to the Company forthwith. The share certificate (15,000,000 Preferred Shares – Series I) was cancelled and voided and the contract between the Company and the third party was declared nullified as at December 28, 2007.

Continued.....

5. Management decided that as at December 28, 2007 that the asset, "Grand Licensing Rights" having a book value of $4,500,000 was impaired. Therefore, management has written down the asset to $1 as a result of the impairment of the asset during the period ended February 28, 2008.
6. The note payable – private is non-interest bearing and is due March 20, 2009.
7. The convertible note payable plus accrued interest totaling $11,017 was converted to 1,397 common shares of the Company at the rate of $8 per common share on May 31, 2008.
8. The Company converted an amount of $397,950 comprising accrued management fees payable to an affiliate for 49,743 Preferred Shares – Series II at the rate of $8 per Preferred Share – Series II on May 31, 2008.
9. The Company converted an amount of $298,833 comprising accrued interest payable to an affiliate for 37,354 Preferred Shares – Series III at the rate of $8 per Preferred Share – Series III on May 31, 2008.

general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above. Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

> (i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or
>
> (ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)

(i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Corporate Charter and Articles of Incorporation	I
Corporate by-laws	II
Instruments Defining the Rights of Security Holders; Share Holder Rights	III
Stock Subscription Agreement	IV
Management Agreement: La Fete Inc. (CEO)	V
Management Agreement CFO	VI
Grand Rights Licensing Agent Agreement	VII
Asset Purchase Agreement	VIII
Preferred Stock Certificates of Designation	IX

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to

> (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request:

> (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance:

(i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price;

(ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent;

(iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following:

(i) ordinary purchase and sales agency agreements;

(ii) agreements with managers of stores in a chain organization or similar organization;

(iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10)*Consents* —

(a) Experts: The written consent of

(i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement;

(ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)
By ____
Date ___/___/___

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, in the Province of Ontario, on Augusst 27, 2008

(Issuer)
Entertainment Royalty Corporation Inc.
By

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Stephen F. McKernan
(Title) **President & Chief Executive Officer**

(Signature)

Bernard Faibish
(Title) **Chief Financial Officer**

Date: August 27,2008

(Selling security holder)

Not Applicable

Date:

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of

directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C23311-04

AUG 30 2004

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Entertainment Royalty Corporation Inc
2. **Resident Agent Name and Street Address:**	EastBiz.com, Inc Name 4535 West Sahara Avenue #217 — Las Vegas — NEVADA 89102 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:**	Number of shares with par value: 1,000,000,000 — Par value: $ 0.001 — Number of shares without par value:
4. **Names & Addresses of Board of Directors/Trustees:**	1. Stephen McKernan Name 13284 Bathurst Street — King City — Ontario — L7B 1K5 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. **Purpose:**	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator:**	Sheilah King — Signature Name 4535 West Sahara Avenue #217 — Las Vegas — Nevada — 89102 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — 8/30/04 Date

This form must be accompanied by appropriate fees. See attached fee schedule.


SECRETARY OF STATE
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ENTERTAINMENT ROYALTY CORPORATION INC.** did on **August 30, 2004,** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **August 30, 2004.**

DEAN HELLER
Secretary of State

By
Certification Clerk

ENTERTAIMENT ROYALTY CORPORATION INC.

Corporate Bylaws

These are the bylaws of Entertainment Royalty Corporation Inc., a Nevada corporation.

Article I: Meetings of Shareholders

1. The annual meeting of shareholders will be held on the last Thursday of the month of September each year or as amended from time to time. The annual meeting of shareholders will begin at 10:00 am or such times as stated in a notice to the Shareholders, and will take place at the principal office of the corporation.

2. At the annual meeting, the shareholders will elect a board of two or more directors if required, and may take any other shareholder action permitted by state law.

3. A special meeting of the shareholders may be called at any time by two or more shareholders at least collectively holding twenty percent (20%) or more of the company voting shares or the president.

4. At least 15 days before an annual or special meeting, the secretary will send a notice of the meeting to each shareholder. The notice must be sent by first class mail and must state the time and place of the meeting. For a special meeting, the notice must also include the purposes of the meeting; no action can be taken at a special meeting except as stated in the notice, unless all shareholders consent.

5. Shareholders may attend a meeting in person, by proxy, or by phone. A quorum of shareholders at any shareholders meeting will consist of the owners of a majority of the shares outstanding. If a quorum is present, the shareholders may adjourn from day to day as they see fit, and no notice of such adjournment need be given. If a quorum is not present, the shareholders present in person or by proxy may adjourn to such future time as they agree upon; notice of such adjournment must be mailed to each shareholder at least 15 days before such adjourned meeting.

6. Each shareholder, whether represented in person or by proxy, is entitled to one vote for each share of stock standing in his or her name on the books of the company.

7. Proxies must be in writing.

8. All other shareholders' actions require the assent of a majority of the corporate shares that have been issued, but if state law requires a greater number of votes, that law will prevail.

9. Shareholders may, by written consent, take any action required or permitted to be taken at an annual or special meeting of shareholders. Such action may be taken without prior notice to shareholders. The written consent must:

- state the action taken, and
- be signed and dated by the owners of shares having at least the number of votes that would be needed to take such action at a meeting.

If the written consent is not signed by all shareholders, the secretary will within three days send a copy of the written consent to the shareholders who did not sign it.

Article II: Stock

1. Stock certificates must be signed by the president and secretary of the corporation.

2. The name of the person owning shares represented by a stock certificate, the number of shares owned and the date of issue will be entered in the corporation's books.

3. All stock certificates transferred by endorsement must be surrendered for cancellation. New certificates will be issued to the purchaser or assignee.

4. Shares of stock can be transferred only on the books of the corporation and only by the secretary.

5. In the event of a lost or stolen Stock Certificate, the owner must complete an affidavit stating the facts surrounding the loss of the certificate. The owner must buy an indemnity bond to protect the corporation and the transfer agent against the possibility that the lost certificate may be presented later by an innocent purchaser. The owner must request a new certificate before an innocent purchaser acquires it. If the shareholder later finds the missing certificate or certificates, the shareholder must notify the corporation or its secretary treasury immediately.

Article III: Board of Directors

1. The board of directors will manage the business of the corporation and will exercise all of the powers that may be exercised by the corporation under the statutes of the State of Nevada, the articles of incorporation or the corporate bylaws.

2. A vacancy on the board of directors by reason of death, resignation or other causes may be filled by the remaining directors, or the board may leave the position unfilled, in which case it will be filled by a vote of the shareholders at a special meeting or at the next annual meeting. During periods when there is an unfilled vacancy on the board of directors, actions taken by the remaining directors will constitute actions of the board. Directors may be removed only by a majority vote of the Directors and only for cause. Removal of a director may be done either at a regular board of directors meeting or at a special meeting called by two directors or by the president of the corporation as more fully expressed below in paragraph 3.

3. The board of directors will meet annually, immediately following the annual meeting of shareholders. The board of directors may also hold other regular meetings, at times and places to be fixed by unanimous agreement of the board. At annual or regular meetings, the board may take any actions allowed by law or these bylaws. Special meetings may be called by the president or two or more directors giving three days' written notice to all directors. A notice of a special meeting must be sent by first class mail, and must state the time, place and purposes of the meeting; no action can be taken at a special meeting of directors except as stated in the notice, unless all directors consent.

4. A quorum for a meeting will consist of at least two director(s).

5. Directors will act by majority consent of the board of directors or if the board holds otherwise.

6. The directors will not be compensated for serving as such. A director may, however, serve in other capacities with the corporation and receive compensation for such service.

7. Directors may, by written consent, take any action required or permitted to be taken at a directors' meeting. Such action may be taken without prior notice to the directors. The written consent must:

- state the action taken, and
- be signed and dated by at least the number of directors whose votes would be needed to take such action at a meeting.

If the written consent is not signed by all directors, the secretary will within three days send a copy of the written consent to the directors who did not sign it.

8. Directors may meet or participate in meetings by telephone or other electronic means as long as all directors are continuously able to communicate with one another.

Article IV: Officers

1. The officers of the corporation will consist of a President, Chief Financial Officer, and Secretary and any other officers that the board of directors may appoint.

2. The president will preside at all meetings of the directors and shareholders, and will have general charge of the business of the corporation, subject to approval of the board of directors.

3. In case of the death, disability or absence of the president, the chief financial officer or duly appointed officer will perform and be vested with all the duties and powers of the president.

4. The secretary will keep the corporate records, including minutes of shareholders' and directors' meetings and consent resolutions. The secretary will give notice, as required in these bylaws, of shareholders' and directors' meetings.

5. The chief financial officer will keep accounts of all moneys of the corporation received or disbursed, and will deposit all moneys and valuables in the name of the corporation in the banks and depositories that the directors designate. Checks against company accounts will be signed as directed by the board of directors.

6. The salaries of all officers will be fixed by the board of directors and may be changed from time to time by the board of directors.

7. An officer of the corporation may be removed by a majority vote of the Directors or by a super majority vote of the shareholders of the corporation. Removal of an officer shall be done only for cause and shall occur at either a regular or special meeting of the directors or shareholders of the corporation.

Article V: Fiscal

1. The books of the corporation will be closed at a date to be selected by the directors prior to the filing of the first income tax return due from the corporation. The books will be kept on an accrual basis.

2. Within 75 days after the corporation's fiscal year ends, or as under the laws of the State of Nevada, the chief financial officer will provide each shareholder with a financial statement for the corporation.

Article VI: Amendments

Any of these bylaws may be amended or repealed by a majority vote of the shareholders at any annual meeting or at any special meeting called for that purpose.

Adopted by the shareholders of Entertainment Royalty Corporation Inc. on August 30th 2004.

By: Stephen F. McKernan

President and Secretary

SHAREHOLDER RIGHTS

Common Stock

The common stock is voting at the rate of one vote per share. The Common stock is participating as to dividends paid by the Company.

Preferred Stock

Series I

The Preferred Shares – Series I are convertible at the rate of 1:1 for common shares of the Company. The Preferred Shares – Series I are non-voting, non-redeemable, non-participating and are non-interest bearing.

Series II:

The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

Series III

The Preferred Shares – Series III are convertible at the rate of 1:1 for the common shares of the Company. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

ENTERTAINMENT ROYALTY CORPORATION INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned hereby offers to subscribe for the number of shares of Common Stock (the "Shares") of Entertainment Royalty Corporation Inc. (the "Company") set forth on the signature page of this Subscription Agreement at a price of $16.00 per Share.

By execution of this Subscription Agreement, the undersigned hereby acknowledges that the undersigned understands that the Company is relying upon the accuracy and completeness hereof in complying with its obligations under applicable federal and state securities laws. The undersigned further acknowledges and certifies that the undersigned received and read the Regulation A Offering Statement of the Company and any supplements thereto (the "Regulation A Offering"), and the undersigned is familiar with the terms and provisions thereof.

The undersigned agrees and represents as follows:

1. Representations, Warranties and Agreements.

The undersigned hereby represents and warrants to, and agrees with, the Company, as follows:

(a) That the undersigned is aware of the following:

(1) The Shares are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and takes full cognizance of the risk factors related to the purchase of the Shares, including, but not limited to those set forth in the Regulation A Offering;

(2) The Company is newly formed and has been operating at a loss and may do so for the foreseeable future.

(3) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the undersigned by the Company, the agents and employees of the Company, or any other person: (1) That the undersigned will or will not have to remain as owner of the Shares an exact or approximate length of time; (2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment; (3) That any cash dividends from Company operations or otherwise will be made to shareholders by any specific date or will be made at all; or (4) That any specific tax benefits will accrue as a result of an investment in the Company;

(b) That the undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative;

(c) That the undersigned has received and carefully read and is familiar with the Regulation A Offering, this Subscription Agreement, and all other documents in connection therewith, and the undersigned confirms that all documents, records and books pertaining to the investment in the Company have been made available to the undersigned and/or to the undersigned's personal investment, tax and legal advisers, if such advisers were utilized by the undersigned;

(d) That the undersigned has relied only on the information contained in the Regulation A Offering and that no written or oral representation or information that is in any way inconsistent with the Regulation A Offering and has been made or furnished to the undersigned or to the undersigned's purchaser representative in connection with the offering of the Shares, and if so made, has not been relied upon;

(e) That the undersigned is capable of bearing the high degree of economic risks and burdens of this venture including, but not limited to, the possibility of complete loss of investment and the lack of a public market which may make it impossible to readily liquidate the investment whenever desired;

(f) That the undersigned has knowledge and experience in financial and business matters (either alone or with the aid of a purchaser representative), is capable of evaluating the merits and risks of an investment in the Company and its proposed activities and has carefully considered the suitability of an investment in the Company for the undersigned's particular financial situation, and has determined that the Shares are a suitable investment;

(g) That the offer to sell Shares was communicated to the undersigned by the Company in such a manner that the undersigned was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction;

(h) That the undersigned has been advised to consult with the undersigned's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the undersigned considers necessary;

(i) That the undersigned certifies, under penalty of perjury, (i) that the social security or Tax Identification Number set forth herein is time, correct and complete.

(j) That the undersigned acknowledges that the Regulation A Offering reflects the Company's current intentions and estimates at the current time, and as with any developing company, the precise elements of the Company's plans can be expected to change from time to time.

2. Indemnification. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether

civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party.

3. Entity Investors. If the undersigned is an entity, trust, pension fund or IRA account (an "Entity"), the Entity and the person signing on its behalf represent and warrant that: (i) such Entity is an existing entity, (ii) the undersigned has the authority to execute this Subscription Agreement, and any other documents in connection with an investment in the Shares, on the Entity's behalf, (iii) the Entity has the power, right and authority to invest in the Shares and enter into the transactions contemplated thereby, and that the investment is suitable and appropriate for the Entity and its beneficiaries (given the risks and nature of the investment) and (iv) all documents executed by the entity in connection with the Company are valid and binding documents or agreements of the Entity enforceable in accordance with their terms.

4. Revocation. The undersigned agrees that the undersigned may not cancel, terminate or revoke the offer to subscribe for shares for a period of 120 days or any agreement hereunder at any time and that this Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, beneficiaries, successors and assigns.

6. Investor Information

(a) Name: ______________________________

Age: ______________________________

Social Security Number ______________________ or

Tax Identification Number ______________________

(b) Home Address: ______________________________

____

Home Telephone Number: ______________________

Business Address: ______________________________

____

Email Address: ______________________________

Business Telephone Number: ______________________________

Send Correspondence to: Home _________ Business__________

7. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at the address set forth on the instructions page hereof and to the undersigned at the address set forth on the signature page hereof.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without reference to conflict of law principles.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written) and may be amended only by a writing executed by all parties.

(d) The undersigned acknowledges that the Company may, in its sole and absolute discretion, accept or reject this subscription offer in whole or in part.

8. Certification.

The undersigned represents to you that (i) the information contained herein is complete and accurate on the date hereof and may be relied upon by you and (ii) the undersigned will notify you immediately of any change in any of such information occurring prior to the acceptance of the subscription and will promptly send you written confirmation of such change. The undersigned hereby certifies that he has read and understands the Regulation A Offering and this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _________ day of ____.

____
Number of Shares Subscribed for

at $16.00 per share

$_____________________________
Total Purchase Price

____
NAME OF PURCHASER

____
Signature

____
Title of Authorized Signatory if Purchaser
Is a corporation, partnership or other entity

Accepted by Company,

Entertainment Royalty Corporation Inc.

By:____

Title: ____

Date: ____

Signature: _______________________________________

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT dated this 1st day of June, 2003,

BETWEEN:

Superior Holdings Inc. a TCI Corporation (hereinafter called "Superior")

- AND -

La Fete Inc. a TCI Corporation hereinafter called " (the "Management Provider")

BACKGROUND:

1. Superior is of the opinion that the Management Provider has the necessary qualifications, experience and abilities to provide Management in connection with the business of Superior.

2. The Management Provider is agreeable to providing such Management to Superior, on the terms and conditions as set out in this Agreement.

IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:

Engagement

1. Superior hereby agrees to engage the Management Provider to provide Superior with Management consisting of the duties to be carried out by the person of Mr. Stephen F. McKernan acting as Chairman and Chief Executive Officer for Superior as such duties are carried out by those acting in such position, and such other Management as Superior and the Management Provider may agree upon from time to time (the "Management"), and the Management Provider hereby agrees to provide the Management to Superior.

Term of Agreement

2. The term of this Agreement will begin on the date of this Agreement and will remain in full force for a minimum of five years and effect until completion of the Management.

Performance

3. Both parties agree to do everything necessary to ensure that the terms of this Agreement take effect.

Compensation

4. For the Management provided by the Management Provider under this Agreement, Superior will pay to the Management Provider compensation in the amount as follows:

Year One of Agreement: $300,000 US (Three Hundred Thousand United States Dollars) per year commencing on June 1, 2003.

Year Two of Agreement: The amount as in the first year with an increase of 10% of the Year 1 amount. In addition to the cash portion as stated in Year 1 the Superior shall provide stock options to the Management Provider. Said stock options shall be determined during the fall of 2004 by Superior.

Year Three, Four, and Five, Agreement: For the years three, four, and five, of this Agreement, Superior shall pay to the Management Provider a minimum of the cash consideration as in Year Two with a 10% raise each year as a minimum and additional compensation of cash, stock, and or stock options that shall be determined from time to time by Superior.

Compensation will be payable upon receipt of an invoice to Superior from the Management Provider subject to the terms and conditions as per the invoice. Said terms and conditions shall reflect the terms and conditions of this Agreement.

Assignment

5. This Agreement is being entered into in reliance upon and in consideration of the skill and qualifications of the Management Provider. The Management Provider will not voluntarily or by operation of law assign or otherwise transfer the obligations incurred pursuant to the terms of this Agreement without the prior written consent of Superior.

Capacity/Independent Management Provider

6. It is expressly agreed that the Management Provider is acting as an independent Management Provider and not as an employee in providing the Management hereunder. The Management Provider and Superior acknowledge that this Agreement does not create a partnership or joint venture between them.

Modification of Agreement

7. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each party.

Time of the Essence

8. Time will be of the essence of this Agreement and of every part hereof. No extension or variation of this Agreement will operate as a waiver of this provision.

Entire Agreement

9. It is agreed that there is no representation, warranty, collateral agreement or condition affecting this Agreement except as expressed in it.

Severability

10. In the event that any of the provisions of this Agreement are held to be invalid or unenforceable in whole or in part, all other provisions will nevertheless continue to be valid and enforceable with the invalid or unenforceable parts severed from the remainder of this Agreement.

Currency

11. Unless otherwise provided for, all monetary amounts referred to herein will be paid in US dollars.

Governing Law

12. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the Turks and Caicos Islands without regard to the jurisdiction in which any action or special proceeding may be instituted.

IN WITNESS WHEREOF the parties have duly executed this Management Agreement this 1st day of June, 2003.

Superior Holdings Inc.

Per: ______________________________

Stephen F. McKernan
Chairman and Chief Executive Officer

La Fete Inc.

Per: ______________________________

Stephen F. McKernan
Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 16th day of June 2004, pertains to the Management Agreement dated June 1, 2003 between the parties of Superior Holdings Inc. and Le Fete Inc. (hereinafter called the "Management Provider").

1) The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (hereinafter called "ERC").

2) The parties acknowledge and agree that all terms and conditions under the Management Agreement dated June 1, 2003, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Le Fete Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 16th day of June 2004.

Entertainment Royalty Corporation Inc.

Per: ______________________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Le Fete Inc.

Per: ______________________________
Stephen F. McKernan
Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 31st day of May 2007, pertains to the Management Agreement dated June 1, 2003 between the parties of Superior Holdings Inc. and Le Fete Inc. (hereinafter called the "Management Provider").

The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (TCI).

The accrued management fees due under the Agreement to May 31, 2007 are $1,385,898 owing by the Entertainment Royalty Corporation Inc. (TCI), to La Fete Inc.

The parties hereto agree to convert the debt of $1,385,898 to 173,237 Series II Preferred Shares of Entertainment Royalty Corporation Inc. (Nevada).

The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Entertainment Royalty Corporation Inc. (Nevada). The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

2) The parties acknowledge and agree that all terms and conditions under the Management Agreement dated June 1, 2003, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. (TCI) Entertainment Royalty Corporation Inc. (Nevada), and Le Fete Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 31st day of May 2007.

Entertainment Royalty Corporation Inc. (TCI)

Per: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Le Fete Inc.

Per: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

MANAGEMENT AGREEMENT OF ENGAGEMENT

Dated this August 31, 2004.

This written confirmation will serve as an Agreement of Engagement between Entertainment Royalty Corporation Inc. (herein called the "Company"),

And

Bernard Faibish (herein called "Faibish"),

The Company agrees to engage Fabish to act as Chief Financial Officer for the Company.

The Company will require Faibish to perform the duties of the Chief Financial Officer of the Company as those duties are understood in the corporate community, and to prepare any and all such financial information as is required by the Company.

Faibish agrees to perform these duties as requested by the Company which shall include but not be limited to the preparation of all financial information to be supplied to the auditors of the Company, and to keep the books and records of the Company on an ongoing basis.

It is agreed that Faibish shall bill the Company for the agreed upon work at a rate of $125.00 (one hundred and twenty five dollars) US funds per hour for the work provided on an as needed basis.

As the duties of Faibish become increased in activity a more formal full time engagement can be structured.

IN WITNESS WHEREOF, the undersigned have executed this Agreement

signed this 31, day of August 2004

Entertainment Royalty Corporation Inc.

Per ______________________________

Stephen F. McKernan
Chairman and Chief Executive Officer

____

Bernard Faibish

GRAND RIGHTS LICENSING
AGENT AGREEMENT

THIS AGREEMENT is made effective on March 30,1997 by and between (**Melott Productions Inc.**), a corporation, incorporated in the Province of Ontario, (hereinafter called the "OWNER") and **Royalty Entertainment Inc.** a corporation incorporated in the Province of Ontario, (hereinafter called the "AGENT").

W I T N E S S E T H:

WHEREAS, the OWNER is the proprietor of the theatrical stage musicals with the title of *Medea The Contemporary Musical,* and *The Elephant Man,* theatrical musical properties, generally described in the attached Schedule "A", (the "Properties"); and written by the "Authors" as in the attached Schedule "A".

WHEREAS, the OWNER is desirous of retaining the services of AGENT to license the Properties to third party theatrical producers and presenters, (the "Licensees") for live stage performances of the Properties, (the "Licensed Properties"); and

WHEREAS, AGENT itself, and through sub-agents internationally, is willing to represent the OWNER with respect to licensing the live performance rights (the "Grand Licensing Rights"), of the Properties.

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1. Agency Grant

A. - The OWNER hereby grants to AGENT, during the Term of this Agreement, the exclusive right to represent the OWNER throughout the World (the "Territory") with respect to the licensing of the Properties to third party Licensees. AGENT shall have the right to appoint sub-agents (the "SUB-AGENTS") in countries outside Canada and the United States provided that reasonable notice of such SUB-AGENTS is given to the OWNER and OWNER approves of each such SUB-AGENT prior to the appointment thereof. All agreements entered into with SUB-AGENTS will be pursuant to a pre-approved form agreement with the OWNER and such agreements will be made subordinate to this Agreement.

B. - In this regard, AGENT and its SUB-AGENTS shall be authorized to present, negotiate and conclude licensing arrangements with third party Licensees using a form agreement approved by OWNER and pursuant to terms and conditions previously approved by OWNER.

C. – All proposed license agreements presented by AGENT under this Agreement shall be subject to the absolute, unfettered, express written approval of the OWNER. All third party license agreements shall be in the name of OWNER or its Assigns, although AGENT or SUB-AGENT shall be a party to all such agreements as agent for OWNER. All payments from third parties shall be directed to the AGENT or SUB-AGENT, and or as directed by the Owner.

2. Term of the Agreement

A. - This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the date of execution by both parties and shall extend for the Initial Term recited in Schedule A attached hereto (the "Initial Term").

B. - If AGENT fully performs according to all terms and conditions hereof during the Initial Term , AGENT shall have an unlimited number of Options to extend the Term of this Agreement for additional Extended Terms of the Extended Term Length recited in Schedule "A" attached hereto (hereinafter the "Extended Terms"). In order to exercise each the Option, AGENT must supply OWNER with written notice of its intention to exercise said Option no later than thirty (30) days prior to the expiration of the then in-effect Term. AGENT's performance during each Extended Term shall be pursuant to the terms and conditions recited herein for the Initial Term. In the event that AGENT wishes to assign this Agreement to any Party the OWNER has the sole and exclusive right to determine and amend the Extended Term granted to the new Party to this Agreement and to amend any terms and conditions of this Agreement.

C. - In the event that AGENT does not exercise such Option, to extend the term of the Agreement, the Agreement will expire on the last day of the then in-effect Term, in which case all AGENT rights under this Agreement shall terminate.

D. - In the event that AGENT wishes to assign this Agreement to any Party or the management and or ownership of the AGENT shall change, the OWNER has the sole and exclusive right to determine and amend any Extended Term to this Agreement at the time of the assignment of the Agreement by the AGENT. AGENT may not make any assignment of this Agreement without the written consent of the OWNER.

3. Duties and Obligations of Parties

A. - Subject to the conditions herein specified, AGENT shall use reasonable efforts during the Term of this Agreement to find and conclude business arrangements with Licensees in combination with its SUB-AGENTS which are advantageous to the OWNER for the Properties and thereafter, to reasonably service such arrangements during the term thereof. In furtherance of AGENT's duties as herein specified, AGENT and its SUB-AGENTS will provide record keeping and billing services to the Licensee as reasonably requested by the OWNER and will monitor and oversee the licensing program with such third party licensees to insure that the licenses, royalties, minimums and box office sales reports are promptly submitted.

B. - Wherever necessary, at the request of OWNER, AGENT shall conduct personal visits to the third party licensees' facilities to insure that the quality control provisions of the license agreements with the licensees are being complied with. All expenses in connection therewith shall be the responsibility of AGENT. AGENT shall submit to OWNER a written report after each of said reviews and visits.

C. - AGENT shall engage in other such activities as the parties may mutually agree and, in general, use its best efforts consistent with sound business practices to maximize revenue generated from the exploitation of the rights granted hereunder and to enhance the value and reputation of the Properties.

D. - While AGENT is empowered to propose all necessary promotions materials, programs, artwork, logo designs, other designs and other related approvals for the staging of the Licensed Properties as well as to enforce the appropriately high standard of quality for all such Licensed Properties produced pursuant to licensing agreements entered into pursuant to this Agreement, OWNER retains the right to grant final approval on promotion materials, programs, artwork, logo designs, and other related approvals for the staging of the Licensed Properties. AGENT agrees to submit to OWNER, for final approval, any and all advertising, promotional and other materials related to said Licensed Properties. OWNER will respond to AGENT regarding approval within ten (10) business days after receipt of such samples. Failure to respond within said period shall be deemed disapproval.

E. - AGENT shall oversee the payment by the Licensees of all royalties and other payments due under this Agreement. If necessary, AGENT shall conduct period royalty investigations of the Licensee's books and records to insure that all payments have been made. The cost of such royalty investigations shall be borne by AGENT.

F. - It is understood that the OWNER may own or have Proprietary Rights to other film, television, music, or other theatrical productions other than the Theatrical Properties and all such rights do not form part of this Agreement.

G. - OWNER recognizes that AGENT performs or may perform similar services for other clients and that OWNER's retention of AGENT is subject to such understanding.

H. - OWNER shall be solely responsible for all costs and expenses associated with the protection of the Property, including the costs for obtaining and maintaining patent, trademark and copyright protection.

4. Third Party License Agreements

A. - All proposed license agreements presented by AGENT or its SUB-AGENTS under this Agreement shall be subject to the express written approval of OWNER, such approval not to be unreasonably withheld. It is understood that AGENT and its SUB- AGENTS will submit all such proposed agreements to OWNER for its consideration, approval and execution and OWNER will, thereupon, advise AGENT or the applicable SUB-AGENT within ten (10) business days after receipt of the proposed agreement as to whether it agrees or disagrees to the terms thereof and whether it will execute same. Failure to act within said ten (10) day period shall be deemed a disapproval of any such agreement.

B. - All such license agreements with third party licensees shall be between OWNER or its Assigns and the third party licensee presented by AGENT or its SUB-AGENTS. The basic form license agreement which is to be used by Agent in negotiating license agreements with third party licensees has been deemed approved by OWNER as to form only - all prospective licenses, even if in this form, must be submitted for approval by OWNER. Any and all additions, deletions and changes to this basic form agreement shall be subject to the absolute, unfettered express written approval of OWNER and notification of approval or disapproval shall be provided AGENT or its SUB-AGENTS within ten (10) business days after receipt of same by OWNER. The lack of response from OWNER within such ten (10) day period shall be deemed a disapproval of any proposed addition, deletion and/or change.

5. Compensation

A. - In consideration of one dollar, the parties hereto acknowledge has been paid by the AGENT to the OWNER, and in consideration for the services rendered by AGENT, the OWNER agrees to and shall pay AGENT a Commission, as provided for in Schedule "A" attached hereto, based on the Gross Revenues (net of all taxes of any kind), received by the OWNER from the Licensee(s).

B. - The parties recognize that the AGENT shall be employing SUB-AGENTS in certain countries outside Canada and the United States. The compensation by AGENT of such SUB-AGENTS shall be the responsibility of the AGENT who will assume full responsibility for compensating its SUB-AGENTS from AGENT commission.

C. - "Gross Revenues" shall include all income generated as a result of any licensing of the Properties (prior to the deduction of AGENT's commission) from such third party Licensee(s). Any and all taxes withheld by any Government shall be deducted from Gross Revenues to determine actual revenue paid to the OWNER by the AGENT. AGENT is only entitled to receive AGENT percentage of actual revenue paid to the OWNER by the AGENT or as directed by the AGENT or any sub-agent on behalf of the OWNER.

6. Warranties and Indemnifications

A. - The OWNER represent and warrant that it is the Owner of all Grand Licensing Rights in and to the Properties and that it has the right and power to license and/or sell such Properties and, further, that it has not granted anyone else the right or authority to act for it in a manner which would conflict with AGENT.

B. - The OWNER hereby agrees to defend, indemnify and hold AGENT, its shareholders, directors, officers, employees, agents, parent companies, subsidiaries, and affiliates as well as its SUB-AGENTS, harmless from and against any and all claims, liabilities, judgments, penalties, and taxes, civil and criminal, and all costs, expenses (including, without limitation, reasonable attorneys' fees) incurred in connection therewith, which any of them may incur or to which any of them may be subjected, arising out of or relating to a breach of the OWNER's representation and warranty or of any actions or inactions of the OWNER.

C. - AGENT hereby agrees to defend, indemnify and hold OWNER and any of its related entities harmless from and against any and all claims, liabilities, judgments, penalties, and taxes, civil and criminal, and all costs, expenses (including, without limitation, reasonable attorney's fees) which may arise out of any action or inaction by AGENT other than as it may relate to OWNER's warranty, as above stated, including but not limited to, actions brought by its SUB-AGENTS for compensation owed.

7. Granted Rights

A. – AGENT acknowledges and agrees that OWNER and Authors of the Properties or their Assigns hold Proprietary Rights in and to the Properties that do not form part of this Agreement.

B. - AGENT hereby agrees that AGENT has no rights in and to the Properties except those explicitly set forth and granted herein.

C. - AGENT has the right to license the Properties throughout the Territory to producers and presenters of live stage musicals, for presentation of the Properties on a stage by living actors. All licenses must be approved by the OWNER and the AGENT has the right in the Territory, to license live theatrical performances of the Properties to Broadway, West-End, and all first-class, second-class, touring, stock, amateur, resident, schools, college, university, dinner theater, guest artist productions and the equivalent rights for productions of such performances outside North America, condensed and tabloid versions, so-called concert tour versions and opera versions, and revival performances as well as all foreign language performances of the Properties.

8. Statements and Payments

A. - All payments from Licensees based on agreements for the Properties shall be paid directly to AGENT or as directed by OWNER at the time the AGENT licenses the properties. Within five (5) days after receipt by AGENT of all such payments, AGENT shall deduct its Commission and transmit the balance to OWNER. AGENT shall be solely responsible for compensating its SUB-AGENTS from AGENT commission as per Schedule "A".

B. - AGENT agrees to keep accurate books of accounts and records at his principal place of business covering all transactions relating to the agreements with the Licensees. OWNER, through an independent certified public accountant, shall have the right, at all reasonable hours of the day and upon at least 5 days notice, to examine AGENT's books and records as they relate to the subject matter of this Agreement only. Such examination shall occur at the place where the AGENT maintains such records.

C. - All books and records pertaining to the obligations of AGENT hereunder shall be maintained and kept accessible and available to the OWNER for inspection at all times.

9. Notices

A. - Any notice required to be given under this Agreement shall be in writing and delivered personally to the other designated party at the above stated address or mailed by certified, registered or Express mail, return receipt requested or by Courier.

B. - Either party may change the address to which notice or payment is to be sent by written notice to the other under any provision of this paragraph.

10. Termination

A. - This Agreement may be terminated by either party upon thirty (30) days written notice to the other party in the event of a breach of a material provision of this Agreement by the other party, provided that, during the thirty (30) day period, the breaching party fails to cure such breach.

B. - AGENT shall have the right to terminate this Agreement for any reason on thirty (30) days written notice to OWNER.

C. – OWNER shall have the right to terminate this Agreement for any reason on thirty (30) days written notice to OWNER.

11. Jurisdiction/Disputes

A. - This Agreement shall be governed in accordance with the laws of the Province of Ontario.

B. - All disputes under this Agreement shall be resolved by litigation in the courts of the Province of Ontario and the parties all consent to the jurisdiction of such courts, agree to accept service of process by way of Notice as defined in Article Nine herein, and hereby waive any jurisdictional or venue defenses otherwise available to them.

12. Agreement Binding on Successors

The provisions of the Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their heirs, assigns and successors.

13. Waiver

No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

14. Severability

If any term, clause or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

15. Independent Contractor

AGENT shall be deemed an independent contractor and nothing contained herein shall constitute this arrangement to be employment, a joint venture or a partnership. AGENT shall be solely responsible for and shall hold the OWNER harmless for any and all claims for taxes, fees or costs, including but not limited to withholding, income tax, FICA, workman's compensation and any and all other claims.

16. Assignability

This agreement and the rights and obligations thereof are personal to AGENT and shall not be assigned by any act of AGENT or by operation of law unless in connection with a transfer of substantially all of the assets of AGENT and only with the written consent of OWNER. The OWNER may assign its rights at any time without notice or consent of AGENT.

17. Integration

This Agreement constitutes the entire understanding of the parties, and revokes and supersedes all prior agreements between the parties and is intended as a final expression of their Agreement. It shall not be modified or amended except in writing signed by the parties hereto and specifically referring to this Agreement. This Agreement shall take precedence over any other documents which may conflict with this Agreement.

18. Miscellaneous

A.- In this Agreement, the singular includes the plural and the masculine includes the feminine and neuter and vice versa unless the context otherwise requires.

B.-The capitalized headings in this Agreement are only for convenience of the reference and do not form part of or affect the interpretation of this Agreement.

C.-If any provision or part of any provision in this agreement is void for any reason, it shall be severed without affecting the validity of the balance of the Agreement.

D.-Time is of the essence of this Agreement.

E.-There are no representation, warranties, conditions, terms, or collateral contracts affecting the transaction contemplated in this Agreement except as set out in this Agreement. This Agreement binds and benefits the parties and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

OWNER

MELOTT PRODUCTIONS INC.

By: Stephen F. McKernan

President

March 30, 1997

AGENT

ROYALTY ENTERTAINMENT INC.

By: Stephen F. McKernan

President

March 30, 1997

SCHEDULE "A"

1. The Properties

The Properties are defined as follows:

The Properties are the theatrical stage musical productions; ***THE ELEPHANT MAN***; Book, written by Stephen F. McKernan and Music, and Lyrics, written by Jon Barker (the "Authors"), and ***MEDEA THE CONTEMPORARY MUSICAL***; Book, Music, and Lyrics, written by Stephen F. McKernan, (the "Authors").

2. Initial Term

This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the date of execution by both parties and shall extend for the Initial Term of five (5) years.

3. Extended Terms

If AGENT fully performs according to all terms and conditions hereof during the Initial Term AGENT shall have Options to extend the Term of this Agreement for additional Extended Terms. The Extended Term Length shall be for periods of two (2) year extensions.

5. Agent Commission

In consideration for the services rendered by AGENT, the OWNER agrees to and shall pay AGENT a Commission, of forty percent (40%), of Gross Revenues (net of all taxes of any kind), of worldwide Grand Rights Licensing revenue received by the OWNER from the Licensee(s), throughout the World (the "Territory") with respect to the licensing of the Properties to third party Licensees. Any and all taxes withheld by any Government shall be deducted from Gross Revenues to determine actual revenue paid to the OWNER by the AGENT. AGENT is only entitled to receive forty percent (40%) of actual revenue paid to the OWNER by the AGENT or as directed by the AGENT or any sub-agent on behalf of the OWNER.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of April 1, 2004, by and between Superior Holdings Inc., a TCI corporation ("Buyer") and Royalty Entertainment Inc., an Ontario corporation ("Seller").

RECITALS

A. Seller is engaged in the business of developing and acquiring entertainment properties and of acting as exclusive worldwide Licensing agent on behalf of the copyright holders of the dramatic musical Properties known as "Medea The Contemporary Musical" and "The Elephant Man". (hereinafter called the "Works".), collectively, the "Business".

B. The Boards of Directors of each of Seller and Buyer believe it is in the best interests of each company and their respective stockholders that Buyer acquire all the assets of, the Seller, comprising the Business, (the Acquisition). The Acquisition will be a non-arm's length transaction, as approximately 23.21% of the 27,000,000 issued and outstanding common shares of Royalty Entertainment Inc. are owned by Stephen F. McKernan, (indirectly through Melott Productions Inc.), a Director and President and Chief Executive Officer of Royalty Entertainment Inc. Stephen F. McKernan is also the Chairman and Chief Executive Officer of the Buyer, Superior Holdings Inc. and is the beneficial shareholder of the majority of the issued and outstanding common shares of Superior Holdings Inc.

C. In connection with the Acquisition Buyer will issue to Seller 27,000,000 shares of Common Stock of Buyer (the "Shares"), and a Promissory Note in the amount $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency.

D. In connection with the acquisition by Seller of the Shares, Buyer and Seller desire to set forth certain agreements with respect to the governance of Buyer following the closing of the Acquisition.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE I

THE ACQUISITION

1.1 Purchase of Assets

(a) Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, Seller will sell, convey, transfer, assign and deliver to Buyer and Buyer will purchase and acquire from Seller on the Closing Date all of Seller's right, title and interest in and to the assets and properties of Seller relating to the Business (collectively the "Assets") identified on Section 1.1 (a) hereto.

(b) Assumption of Liabilities. At the Closing, Buyer shall assume Nil obligations and liabilities of Seller. Buyer shall not assume, nor shall Buyer or any affiliate of Buyer be deemed to have assumed or guaranteed, any other liability or obligation of any nature of Seller, or claims of such liability or obligation, whether accrued, matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown arising out of (i) acts or occurrences related to any of the Assets, prior to the Closing Date, or (ii) any other liability or obligation of Seller. Seller will remain responsible for all Liabilities.

1.2. Payments.

(a) Consideration for Assets: Stock. On the terms and subject to the conditions set forth in this Agreement, as full payment for the transfer of the Assets by Seller to Buyer, at the Closing Buyer shall issue to Seller, twenty seven million, (27,000,000) shares of fully paid and nonassessable shares of Common Stock of Buyer (the "Shares" or the "Purchase Price").

(b) Promissory Note in the amount of $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency. Payment of cash portion shall be due and payable in full on or before December 30th 2005. Note shall bear interest at a rate of 10% simple interest and not compounded. Interest shall be calculated from the date of Closing and shall be paid monthly commencing July 1, 2004. Note shall have not pre payment penalty with regard to interest and principal.

(c) Transfer Taxes. Seller shall pay and promptly discharge when due the entire amount of any and all sales and use tax ("Sales Taxes") imposed or levied by reason of the sale of the Assets to Buyer. The parties shall cooperate with each other to the extent reasonable requested and legally permitted to minimize any such Sales Taxes.

1.3. Closing. (a) Closing. Unless this Agreement is earlier terminated pursuant to Article VII, the closing of the transactions contemplated by this Agreement (the "Closing") shall be held at the offices of Royalty Entertainment Inc. 390 Bay Street, Suite 2701, Toronto Ontario Canada on May 7, 2004 at 10:00 a.m. on the date which is two business days following satisfaction or waiver of the last of the conditions to Closing as set forth in the Article IV hereof, or on such other time and/or date as the parties agree (the actual date on which the Closing occurs is referred to herein as the "Closing Date").

(b) Delivery. At the Closing:

(i) Buyer shall deliver to Seller a certificate or certificates representing the Shares; or an undertaking to deliver to Seller a certificate or certificates representing the Shares on or before August 1, 2004. (See Schedule "A")

(ii) Seller shall deliver to Buyer a Promissory Note as set forth in Article (1.2b) hereof. (See Schedule "B")

(iii) Seller and Buyer shall deliver or cause to be delivered to one another such other instruments and documents necessary or appropriate to evidence the due execution, delivery and performance of this Agreement.

(c) Taking of Necessary Action: Further Action. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement the parties agree to take, and will take, all such lawful and necessary and/or desirable action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller
represents and warrants to buyer that:

2.1. Organization, Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of its province of incorporation, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

2.2. Authority. Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Seller of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and have been approved by the Board of Directors of Seller. No other corporate proceeding on the part of either Seller is necessary to authorize the execution and delivery of this Agreement by Seller or the performance of Seller's obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought. The execution of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or resulting any violation of any statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Seller, or its properties or assets that, individually or in the aggregate, reasonably would be expected to have a material adverse effect on the Business Condition of the Business, or conflict with any provision of the Certificate of Incorporation or Bylaws of Seller or result in any breach or default (with or without notice or laps of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a lien or encumbrance on any of the properties or assets of Seller pursuant to any agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Seller is a party or by which Seller or its properties or assets may be bound that would reasonably be expected, either individually or in the aggregate, to have a material adverse effect on the Business Condition of the Business). No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated hereby.

2.3. Compliance with Law. Seller has conducted the Business so as to comply in all material respects with all laws, rules, and regulations, judgments, decrees or orders of any governmental Entity applicable to its operations except where the failure so to comply reasonably would not be expected to have a material adverse effect on the Business Condition of the Business. As of the date hereof, there are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Seller with any continuing effect that reasonably would be expected to have a material adverse affect on the Business Condition of the Business. To the knowledge of Seller, there is no investigation by any Governmental Entity with respect to Seller pending against Seller which is reasonably likely to have a material adverse effect on the Business Condition of the Business.

2.4. No Defaults. To the knowledge of Seller, Seller is not, nor has it received written notice that it would be with the passage of time, (i) in violation of any provision of its Certificate of Incorporation or Bylaws or (ii) in default or violation of any term, condition or provision of (A) any judgment, decree, order, injunction or stipulation applicable to the Business or (B) any agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which Seller is a party (with respect to the Business) or by which the Business may be bound, in any such case in a manner that reasonably would be expected to have a material adverse effect on the Business Condition of the Business.

2.5. Litigation. There is no action, suit, proceeding, claim or governmental investigation pending or, to the knowledge of Seller, threatened, against Seller that reasonably would be expected to have a material adverse effect on the Business Condition of the Business. There is no action, suit, proceeding, claim or governmental investigation pending against Seller as of the date hereof that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

2.6. Absence of Certain Changes. Since March 31, 2004, Seller has conducted the Business in the ordinary course and, except for the execution, delivery and performance of this Agreement or as required hereby, there has not occurred: (a) any material adverse change in the Business Condition of the Business; (b) any entry into any material commitment or transaction by Seller relating to the Business, other than in the ordinary course of business; (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Business Condition of the Business; (d) any acquisition or disposition of a material amount of property or assets of Seller relating to the Business outside of the ordinary course of business

2.7. Agreements. With respect to the Business, Seller is not a party to, and the Business is not subject to:

(a) Any union contract or any employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee.

(b) Any lease or month-to-month tenancy for real or personal property in which the amount of payments which Seller is required to make on an annual basis exceeds $12,000;

(c) Any contract containing covenants purporting to limit Seller's freedom to compete in any line of business in any geographic area; or

(d Any license to a third party involving Seller Grand Licensing Rights which includes a right to sublicense such rights without additional payment.

2.8. Grand Licensing Rights: To the knowledge of Seller, as of the date hereof, Seller licensed or otherwise is entitled to license rights to the Works, and all other tangible information or material, that are used in the Business as currently conducted, (the "Seller Grand Licensing Rights").

The Seller has provided to the Buyer a copy of the Grand Licensing Rights Agreement as of the date hereof, (i) all rights, included in the Seller Grand Licensing Rights; (ii) the jurisdictions in which each such Seller Grand Licensing Rights has been granted. To Seller's knowledge, Seller is not in material violation of any such license agreement.

With respect to the Business, Seller is not a party to nor is the Business subject to (i) any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons other than the payment or receipt of royalties by Seller under the Grand Licensing Rights Agreement.

No claims with respect to the Seller Grand Licensing Rights have been communicated in writing to Seller (i) to the effect that the manufacture, sale, licensing or use of any product of the Business as now used or offered by Seller infringes on any copyright, patent, trade secret or other Grand Licensing Rights of a third party or (ii) challenging the ownership or validity of any of the Seller Grand Licensing Rights any or all of which claims reasonably would be expected to have a material adverse effect on the Business Condition of the Business. To the knowledge of Seller, as of the date hereof,

(a) Seller does not know of any unauthorized use, infringement or misappropriation of any of the Seller Grand Licensing Rights by any third party that reasonably would be expected to have a material adverse effect on the Business Condition of the Business.

2.9. Title to Properties: Absence of Liens and Encumbrances.

(a) Seller has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the tangible properties and assets, real, personal, and mixed, which are material to the conduct of the Business, free and clear of any liens, charges, pledges, security interests or other encumbrances and such imperfections of title and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

2.10 Governmental Authorizations and Licenses. Seller is the holder of all licenses, authorizations, permits, concessions, certificates and other franchises of any Governmental Entity required to operate the Business, the failure to hold which reasonably would be expected to have a material adverse effect on the Business Condition of the Business (collectively, the "Licenses"). The Licenses are in full force and effect. There is not now pending, or to the knowledge of Seller is there threatened, any action, suit, investigation or proceeding against Seller before any Governmental Entity with respect to the Licenses, nor is there any issued or outstanding notice, order or complaint with respect to the violation by Seller of the terms of any License or any rule or regulation applicable thereto, except in any such case as reasonably would not be expected to have a material adverse effect on the Business Condition of the Business.

2.11 Restricted Securities. Seller understands that the Buyer Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exception therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act, the Shares must be held indefinitely. In particular, Seller is aware that the Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that rule are met.

2.12 Non Implied Representations. It is the explicit intent of each party hereto that Seller is not making any representations and warranties of Seller contained in this Agreement or in the Seller Disclosure Schedule.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

3.1 Organization, Standing and Power

Buyer is a corporation duly organized, validly existing and in good standing under the laws of its incorporation, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. Buyer is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the Business Condition of Buyer.

3.2 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer, and have been approved by the Board of Directors of Buyer. No other corporate proceeding on the part of either Buyer is necessary to authorize the execution and deliver of the Agreement by Buyer or the performance of Buyer's obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditor's rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any preceding therefore may be brought. Subject to satisfaction or waiver of the condition set forth in Article V, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of any statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Buyer or its properties or assets that individually or in the aggregate, reasonably would be expected to have a material adverse effect on the Business Condition of Buyer, or conflict with any provision of the Certificate of Incorporation or Bylaws of Buyer or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a lien or encumbrance on any of the properties or assets of Buyer pursuant to any agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Buyer is a party or by which Buyer or its properties or assets may be bound that would reasonably be expected to have a material adverse effect on the Business Condition of Buyer. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of

this Agreement or the consummation by Buyer of the transactions
contemplated hereby.

3.3 Capitalization. The authorized capital stock of Buyer consists of an unlimited number of shares of Common Stock, no par value, and an unlimited number of shares of Preferred Stock, no par value. There were 240,600,000 Common Shares issued and outstanding as of March 31, 2004. There were no Preferred Shares issued and outstanding as of March 31, 2004, of which there were none issued and outstanding as of the close of business on March 31, 2004.

All outstanding shares of the Common Stock of Buyer have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof as of the close of business on March 31, 2004. Other than this Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Buyer is a party or by which it is bound obligating Buyer to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Buyer, or obligating Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

3.4 Compliance with Law. Buyer has conducted its business so as to comply in all material respects with all laws, rules, and regulations, judgments, decrees or orders of any governmental Entity applicable to its operations except where the failure so to comply reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer. As of the date hereof, there are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Buyer with any continuing effect that reasonably would be expected to have a material adverse affect on the Business Condition of the Buyer. To the knowledge of the Buyer, there is no investigation by any Governmental Entity with respect to Buyer pending against Buyer which is reasonably likely to have a material adverse effect on the Business Condition of Buyer.

3.5 No Defaults. To the knowledge of the Buyer, Buyer is not nor has received written notice that it would be with the passage of time, (i) in violation of any provision of its Certificate of Incorporation or Bylaws or (ii) in default or violation of any term, condition or provision of (A) any judgment, decree, order, injunction or stipulation applicable to Buyer or (B) any agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which Buyer is a party or by which Buyer may be bound, in any such case in a manner that reasonably would be expected to have a material adverse effect on the Business Condition of Buyer.

3.6 Litigation. There is no action, suit, proceeding, claim or governmental investigation pending or, to the knowledge of the Buyer, threatened, against Buyer which reasonably would be expected to have, a material adverse effect on the Business Condition of Buyer. There is no action, suit, proceeding, claim or governmental investigation pending against Buyer as of the date hereof which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

3.7 Absence of Certain Changes. Buyer has conducted its business in the ordinary course and, except for the execution, delivery and performance of this Agreement or as required hereby, there has not occurred; (a) any material adverse change in the Business Condition of Buyer; (b) any entry into any material commitment or transaction by Buyer, other than in the ordinary course of business; (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Business Condition of Buyer; or (d) any acquisition or disposition of a material amount of property or assets of Buyer outside of the ordinary course of business.

3.8 Agreements. Each agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license and commitment of the Buyer is valid and binding on Buyer, and is in full force and effect, and Buyer has not breached any provision of, nor is it in default under the terms of, any such agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license or commitment except for such failures to be valid and binding or in full force and effect and such breaches or defaults as reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer.

3.9 Government Authorizations and Licenses. Buyer is the holder of all licenses, authorizations, permits, concessions, certificates and other franchises of any Governmental Entity required to operate its business, the failure to hold which reasonably would be expected to have a material adverse effect on the Business Condition of Buyer (collectively, the "Buyer License"). The Buyer Licenses are in full force and effect. There is not now pending, or to the knowledge of Buyer is there threatened, any action, suit, investigation,or proceeding against Buyer before any Governmental Entity with respect to the Buyer Licenses, nor is there any issued or outstanding notice, order or complaint with respect to the violation by Buyer of the terms of any Buyer License or any rule or regulation applicable thereto, except in any such case as reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer.

3.10 Status of Shares. When issued to Seller at the Closing, the Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of any and all liens and encumbrances of any kind, except as may be imposed by Seller.

3.11 No Implied Representations. It is the explicit intent of each party hereto that Buyer is not making any representation or warranty whatsoever, express or implied, except those representations and warranties of Buyer contained in this Agreement or in the Buyer Disclosure Schedule.

Article IV

CERTAIN COVENANTS

4.1 Conduct of Business of Seller. During the period from the date of the is agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, Seller agrees (except to the extent that Buyer shall otherwise consent in writing), to carry on the Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

4.2 Conduct of Business of Buyer. During the period from the date of this agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, Buyer agrees (except to the extent that Seller shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. (a) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of capital stock of Buyer, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants, or other rights exercisable therefore); (b) except for the issuance of shares of capital stock of Buyer upon exercise of conversion of options granted to employees, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; or (c) cause or permit any amendments to its Certificate of Incorporation or Bylaws.

4.3 Access to Information. Seller and Buyer shall each afford the other and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Closing Date to (a) all of its properties, books, contracts, commitments and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of it as the other may reasonably request (it being understood that access to information concerning Seller shall pertain only to the Business).

4.4 Confidentiality. Each of the parties hereto hereby agrees to keep such information or knowledge obtained in any investigation pursuant to Section 4.3 confidential; provided, however, that the forgoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of law or this Agreement, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such part from other sources, (e) is required to be disclosed by order of court or government agency with subpoena powers or (f) which is disclosed in the course of any litigations between any of the parties hereto.

4.5 Expenses. Whether or not the Acquisition is consummated, all fees and expenses incurred in connection with the Acquisition including without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated thereby, shall be the obligation of the respective party incurring such fees and expenses.

4.6 Consents. Seller shall use commercially reasonable efforts to obtain all necessary consents, waivers, and approvals under any of the contracts of the Business as may be required in connection with the Acquisition so as to transfer to Buyer all rights of Seller thereunder as of the Closing.

4.7 Commercially Reasonable Efforts. Subject to the terms and conditions provided in this agreement, each of the parties hereto shall use its commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated hereby, to obtain all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.

4.7 Notification of Certain matters. Seller shall give prompt notice to Buyer, and Buyer shall give notice to Seller, of(i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Seller or Buyer, respectively, contained in this Agreement to be untrue or inaccurate on or prior to the Closing Date and (ii) any failure of Seller or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however that subject to Section 4.11, the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the party receiving such notice.

4.8 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

ARTICLE V

CONDITIONS TO THE ACQUISITION

5.1 Conditions to Obligations of Each Party to Effect the Acquisition. The respective obligations of each party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

a) No Injunctions or Restraints Illegally. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, nor shall there be any action taken, or any statue, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition, which makes the consummation of the Acquisition illegal.

5.2 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Seller.

(a) Representations, Warranties and Covenants. The representations and warranties of Buyer in this Agreement (as may be modified by the Subsequent Buyer Disclosure Schedule) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as such time and Buyer shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be preformed and complied with by it in all material respects as of the Closing Date.

(i) All representations and warranties made by the Buyer in the is Agreement are true and complete in all material respects;

(ii) all covenants, obligations and conditions of this Agreement to be performed by Buyer on or before such date have been so performed in all material respects and (iii) there are no pending negotiations with respect to any offer to acquire all or any portion of the business of Buyer.

(b) No Material Adverse Change. There shall not have occurred any material adverse change in the Business Condition of Buyer between then date of this Agreement and the Closing Date.

5.3 Additional Conditions to the Obligations of Buyer. The obligations of Buyer to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any one of which may be waived, in writing, exclusively by Buyer:

(a) Representations, Warranties and Covenants. The representations and warranties of Seller in this Agreement (as may be modified by the Subsequent Seller Disclosure Schedule) shall be true and correct in all material respects on or as of such time Seller shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date in all material respects.

(i) all representations and warranties made by Seller in this Agreement are true and complete in all material respects, and

(ii) all covenants, obligations and conditions of this Agreement to be performed by Seller on or before such date have been performed in all material respects.

b) No Material Adverse Changes. There shall not have occurred any material adverse changes in the Business Condition of the Business between the date of this Agreement and the Closing Date.

Article VI

TERMINATION, AMENDMENT AND WAIVER

6.1 Termination. Except as provided by Section 6.2 below, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing Date:

(a) by mutual consent of Seller and Buyer;

(b) The Closing has not occurred by May 7, 2004
i) there shall be a final nonappealable order by a federal
provincial or state court in effect preventing consummation of the Acquisition; or
(ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or decreed applicable to the Acquisition by any Governmental Entity that would make consummation of the Acquisition illegal;

(c) by Buyer if it is not in material breach of this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Seller and such breach has not been cured within five (5) business days after written notice to Seller (provided that, no cure period shall be required for a breach which by its nature cannot be cured);

(d) by Buyer at any time prior to May 7, 2004, if as a result of its due diligence review of the Business subsequent to the date of this Agreement it discovers a fact or condition existing on the date of this Agreement and not disclosed to Buyer prior to or on the date of this Agreement that Buyer reasonably determines has a material adverse effect on the Business Condition of Seller;

(e) by Seller at any time prior to May 7, 2004 if as a result of its due diligence review of Buyer subsequent to the date of this Agreement it discovers a fact or condition existing on the date of this Agreement not disclosed to the Seller prior to or on the date of this Agreement that Seller reasonably determines has a material adverse effect on the Business Condition of Buyer;

(f) by Seller if it is not in material breach of this Agreement and there has been a material breach of any representation, warrant, covenant or agreement contained in this Agreement on the part of Buyer and such breach has not been cured within five (5) business days after written notice to Buyer (provided that, no cure period shall be required for a breach which by its nature cannot be cured).

6.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or Seller, or their respective officers, directory or shareholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination.

6.3 Amendment. This Agreement may be amended by the parties herein at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension: Waiver. At any time prior to the Closing Date, Buyer on the one hand, and Seller, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party herein, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if sat forth in an instrument in writing signed on behalf of such party.

ARTICLE VII

INDEMNIFICATION

7.1 Survival of Representations, Warranties and Agreements. Notwithstanding any investigation conducted at any time with regard thereto by or on behalf of either party, no representation or warranty by Seller shall survive the closing of this Agreement and no claim may be brought by any party with respect thereto other than the representation made by Seller in Section 2 including any schedules thereto, which shall survive the execution, delivery and performance of this Agreement.

7.2 Indemnification. Seller hereby agrees to indemnify and hold harmless Buyer against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, attorneys' fees, any and all out-of-pocket expenses incurred in investigating, preparing or defending against any litigation, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, asserted against, resulting to,imposed upon, or incurred or suffered by Buyer, directly or indirectly as a result of or arising from any inaccuracy in or breach of the representation and warrant made by Seller in Section 2.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices and communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via telecopy (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by the like notice):

(a) if to Buyer, to: Superior Holdings Inc.c/o Entertainment Royalty Corporation Inc.
Water Park Place, 20 Bay Street,
Suite 1205, Toronto Ontario Canada, M5J 2N8.

(b) if to Seller, to: Royalty Entertainment Inc.
390 Bay Street, suite 2701, Toronto Ontario Canada, M5H 2Y2.

8.2 Survival. The representations and warranties contained in the Agreement Section 2 and Section 3 hereof except for the representation of the Seller set forth in Section 2.10 shall not survive the closing of the sale of assets and issuance of stock contemplated by this Agreement; provided, however, that the foregoing provision shall not eliminate the rights and remedies of the parties hereto in the case of a willful fraud by the other party provided that the agreed party shall establish all elements of the existence of such fraud by clear and convincing evidences.

8.3 Interpretation. When a reference is made in this Agreement to Schedules or Exhibits, such reference shall be to a Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include", "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in the Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement. This Agreement, and the Schedules and Exhibits hereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder, unless expressly provided otherwise; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

In Witness Whereof, Buyer and Seller have executed this Agreement to be signed by their duly authorized respective officers, all as of the date from written above.

Royalty Entertainment Inc.
By: ______________________
Stephen F. McKernan
President and Chief Executive Officer

Superior Holdings Inc.
By: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

SCHEDULE "B"

PROMISSORY NOTE

UNITED STATES DOLLARS

AMOUNT: $1,800,000

DATE: May 7, 2004

SUPERIOR HOLDINGS INC. ("SUPERIOR") promises to pay to

ROYALTY ENTERTAINMENT INC.

---

the principal sum of, One Million Eight Hundred Thousand, United States Dollars ($1,800,000), on or before December 30, 2005, and to pay interest on the unpaid principal balance hereof at the rate 10% per annum, simple interest and not compounded on such terms and conditions as are set forth herein.

INTEREST

The Notes will bear interest at a rate of 10% per annum simple Interest and not compounded. SUPERIOR will pay interest on the Note monthly commencing July 1, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

PREPAYMENT AND REDEMPTION OF NOTE

1. The Note may be prepaid at any time without penalty at the option of SUPERIOR , in whole or in part prior to December 30, 2005 at 100% of principal amount, plus accrued interest (calculated at the rate of 10% per annum for each day prior to the date of redemption) to the date of redemption. SUPERIOR is required to redeem the note on December 30, 2005.

NO RECOURSE AGAINST OTHERS

A director, officer, employee, or
stockholder, as such, of SUPERIOR shall not have any
liability for any obligations of SUPERIOR under the Note or
or for any claim based on, in respect of,
or by reason of such obligations or their creation.
Royalty Entertainment Inc., by accepting this Note waives and releases
all such liability. The waiver and release are part of
the consideration for the issue of the Note.

Dated this 7th day of May, 2004

SUPERIOR HOLDINGS INC.

BY:________________________________
STEPHEN F. MCKERNAN,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

AMENDMENT

This Amendment of the "Asset Purchase Agreement" (the "Agreement") made and entered into as of April 1, 2004 by and between Superior Holdings Inc. a TCI corporation ("Buyer") and Royalty Entertainment Inc., and Ontario corporation ("Seller").

As per Article 6.3 of the Agreement the Parties hereby agree to amend the following:

1) RECITALS section "B" shall be amended as following:

The Board of Directors of each of Seller and Buyer believe it is in the best interests of each company and their respective stockholders that the Buyer acquire the assets of, the Seller, comprising the "Business" (as referred to in section "A"). The Buyer and Seller agree that there are no other assets in Royalty Entertainment Inc. and that the only Assets that are under the Agreement are the Assets as described under RECITALS "A". (all other statements in RECITALS "B" shall remain as is in the Agreement).

RECITALS section "C", shall be amended as following:

In connection with the Acquisition, Buyer will purchase the Asset for a total purchase price of $4,500,000 US (Four Million Five Hundred Thousand Dollars), in United States currency and shall do so in the following manner:

Buyer shall issue to Seller 27,000,000 shares of Common Stock of Buyer (the "Shares") with a value of $0.10 per Share for a total Share consideration of $2,700,000 US, (Two Million Seven Hundred Thousand Dollars), in United States currency, and a Promissory Note in the amount of $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency.

2) The first paragraph of Article 3.3 of the Agreement shall be amended to the following and all other statements of Article 3.3 shall remain as is;

Capitalization. The authorized capital of stock of Buyer consists of an unlimited number of shares of Common Stock, no par value, and no Preferred Stock. There were 240,600,000 Common Shares issued and outstanding as of March 31, 2004. There were no Preferred Shares issued and outstanding as of March 31, 2004, of which there were none issued and outstanding as of the close of business on March 31, 2004.

Dated this 7th day of April, 2004:

Royalty Entertainment Inc.

By: ______________________________
Stephen F. McKernan
President and Chief Executive Officer

Superior Holdings Inc.

By: ______________________________
Stephen F. McKernan
Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 14th day of May 2004, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. and Royalty Entertainment Inc.

1) The original note payable of $1,800,000 US dollars shall be converted to Canadian dollars at the rate of 1.3925 Canadian dollars verses the dollar at its maturity dated or the payment date, whichever is the earliest.

2) The conversion rate of 1.3925 Canadian Dollars referred to above shall be further adjusted to include the current rate of Canadian dollars as established by a Chartered bank in Canada at the time of the payment of the Note by the payor.

3) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 14th day of May 2004.

Superior Holdings Inc.

Per: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per: ______________________
Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 16th day of June 2004, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. and Royalty Entertainment Inc.

1) The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (hereinafter called "ERC").

2) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 16th day of June 2004.

Entertainment Royalty Corporation Inc.

Per: ______________________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per: ______________________________
Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 30th day of December 2005, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. (now "Entertainment Royalty Corporation Inc." and Royalty Entertainment Inc.

1) The original note payable of $1,800,000 US dollars shall be extended **from December 30, 2005** as the date of redemption to the dated of on or **before December 30, 2007.**

2) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 30TH day of December 2005.

Entertainment Royalty Corporation Inc.

Per: ______________________

Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per: ______________________

Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 31st day of May 2007 pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. (now "Entertainment Royalty Corporation Inc. (TCI)" and Royalty Entertainment Inc.

The original note payable of $1,800,000 US dollars plus accrued interest of $565,000 and foreign exchange differences of $427,129 equal to a total amount of $2,792,129 as of May 31, 2007, shall be converted to Series III Preferred Shares of Entertainment Royalty Corporation (Nevada)

The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non- participating, non-redeemable and are cumulative insofar as the accrual of interest.

The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc.(TCI), Entertainment Royalty Corporation Inc. (Nevada), and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 31st day of May 2007.

Entertainment Royalty Corporation Inc. (TCI)

Per: ______________________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per: ______________________________
Stephen F. McKernan
President and Chief Executive Officer

DYE & DURHAM

PREFERENCE SHARE CERTIFICATE

Certificate No. Series II-001

For 173,237 Shares

Issued to

La Fete Inc.

Dated May 31, 2007 (year)

From whom transferred

Dated ______ (year)

No. Original Certificate ______

No. Original Shares ______

No. of Shares Transferred ______

Received Certificate No. ______

for ______ Shares

this ______ day of ______ (year)

No. Series II-001

173,237 Shares

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

ENTERTAINMENT ROYALTY CORPORATION INC.

This is to Certify that La Fete Inc.

is the registered holder of One hundred and seventy three thousand, two hundred and thirty-seven, Series II Preference Shares of

The class or series of shares represented by this certificate has rights, privileges, restrictions or conditions attached thereto and the Corporation will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the rights, privileges, restrictions and conditions attached to the said shares and to each class authorized to be issued and to each series insofar as the same have been fixed by the directors, and

(ii) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.



PREFERENCE

LIEN ON SHARES. The Corporation has a lien on the shares represented by this Certificate for any debt of the shareholder to the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers this 31st day of May 2007 (year)

NO PAR VALUE

D "PREFERENCE" 8½ x 11

DYE & DURHAM

EFERENCE SHARE RTIFICATE

Certificate No. Series III-001

For 349,016 Shares

Issued to

Royalty Entertainment Inc.

Dated May 31, 2007 (year)

From whom transferred

Dated (year)

No. Original Certificate

No. Original Shares

No. of Shares Transferred

Received Certificate No.

for Shares

this day of (year)

No. Series III-001 349,016 **Shares**

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

ENTERTAINMENT ROYALTY CORPORATION INC.

This is to Certify that Royalty Entertainment Inc.

is the registered holder of Three hundred and forty-nine thousand, and sixteen Series III Preference Shares of

The class or series of shares represented by this certificate has rights, privileges, restrictions or conditions attached thereto and the Corporation will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the rights, privileges, restrictions and conditions attached to the said shares and to each class authorized to be issued and to each series insofar as the same have been fixed by the directors, and

(ii) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.


PREFERENCE

LIEN ON SHARES. The Corporation has a lien on the shares represented by this Certificate for any debt of the shareholder to the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers this 31st day of May 2007 (year)

NO PAR VALUE

D "PREFERENCE" 8½ x 11

DYE & DURHAM

EFERENCE SHARE RTIFICATE

Certificate No. Series II-002
For 49,744 Shares
Issued to
La Fete Inc.

Dated May 31, 2008 (year)

From whom transferred

Dated (year)
No. Original Certificate
No. Original Shares
No. of Shares Transferred

Received Certificate No.
for Shares
this day of (year)

No. Series II-002 49,744 **Shares**

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

ENTERTAINMENT ROYALTY CORPORATION INC.

This is to Certify that La Fete Inc.
is the registered holder of Forty-nine thousand, seven hundred and forty-four, Series II Preference Shares of

The class or series of shares represented by this certificate has rights, privileges, restrictions or conditions attached thereto and the Corporation will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the rights, privileges, restrictions and conditions attached to the said shares and to each class authorized to be issued and to each series insofar as the same have been fixed by the directors, and

(ii) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.


PREFERENCE

LIEN ON SHARES. The Corporation has a lien on the shares represented by this Certificate for any debt of the shareholder to the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers this 31st day of May 2008 (year)

NO PAR VALUE

D "PREFERENCE" 8½ x 11

DYE & DURHAM

EFERENCE SHARE RTIFICATE

Certificate No. Series III-002
For 37,354 Shares
Issued to
Royalty Entertainment Inc.
Dated May 31 2008 (year)

From whom transferred
Dated (year)
No. Original Certificate
No. Original Shares
No. of Shares Transferred

Received Certificate No.
for Shares
this day of (year)

No. Series III-002 37,354 Shares

END

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

ENTERTAINMENT ROYALTY CORPORATION INC.

This is to Certify that Royalty Entertainment Inc.
is the registered holder of Thirty-seven thousand, three hundred, fifty-four SeriesIII Preference Shares of

The class or series of shares represented by this certificate has rights, privileges, restrictions or conditions attached thereto and the Corporation will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the rights, privileges, restrictions and conditions attached to the said shares and to each class authorized to be issued and to each series insofar as the same have been fixed by the directors, and

(ii) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.

PREFERENCE

LIEN ON SHARES. The Corporation has a lien on the shares represented by this Certificate for any debt of the shareholder to the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers this 31st day of May 2008 (year)

NO PAR VALUE

D "PREFERENCE" 8½ x 11